94

02049786

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Photo Film Co., Ltd

*CURRENT ADDRESS

PROCESSED SEP 12 2002 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 78 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 9/9/02

The file number "82-78"

(e) A copy of Annual Report which is prepared in the English language.

FUJIFILM
I&I-Imaging & Information

FUJI PHOTO FILM CO., LTD.

Annual Report 2002



I&I—Imaging & Information

FUJIFILM will constantly strive to develop superior technologies and to continue to cultivate an imaging and information culture. As a global company fully trusted by both customers and society itself, we aim to make innovative use of the most advanced technologies to create beautiful images and wide-ranging information and provide the imaging, information, and document solutions that will best meet the increasingly sophisticated needs of the world community.

Contents

Cover: Nordland, Norway   Photographed by Toshinobu Takeuchi

Financial Highlights

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2002	2001	2000	**2002**
	(Millions of yen, except per share figures)			(Thousands of U.S. dollars, except per share figures) *(Note 1)*
Revenue	**¥2,401,144**	¥1,383,369	¥1,348,841	**$18,053,714**
Operating income	**168,682**	149,732	147,935	**1,268,286**
Income before income taxes	**159,549**	199,661	137,405	**1,199,617**
Net income	**81,331**	117,900	84,895	**611,511**
Per share of common stock (¥):				
Net income *(Note 2)*	**¥ 158.05**	¥ 229.11	¥ 164.97	**$ 1.19**
Cash dividends	**25.00**	22.50	22.50	**0.19**
Research and development expenses	**¥ 146,881**	¥ 79,144	¥ 81,725	**$ 1,104,368**
Capital expenditure	**155,525**	118,786	91,313	**1,169,361**
Depreciation	**121,777**	82,063	82,770	**915,617**
Total assets at year-end	**2,946,362**	2,830,313	2,235,812	**22,153,098**
Total shareholders' equity at year-end	**1,698,063**	1,624,856	1,575,065	**12,767,391**
Number of employees at year-end	**72,569**	70,722	37,151	

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥133=US$1, the exchange rate prevailing on March 31, 2002.
2. The computation of net income per share is based on the average number of shares outstanding during each year.
3. The Emerging Issues Task Force ("EITF") has issued guidance regarding the income statement classification of sales incentives. Effective April 1, 2001, Fuji Photo Film Co., Ltd. (Fujifilm) and its subsidiaries adopted the applicable provisions of the EITF Issues. Consolidated financial statements for the prior years have been reclassified to conform with the income statement presentation in the current year. The adoption resulted in reducing both revenue and selling, general and administrative expenses by ¥66.4 billion, ¥57.0 billion and ¥53.0 billion for the years ended March 31, 2002, 2001 and 2000, respectively, with no effect on net income.
4. At the end of March 2001, Fujifilm acquired an additional 25% of the outstanding shares of Fuji Xerox Co., Ltd., bringing its total shareholding to 75%. As a result, Fuji Xerox became a consolidated subsidiary of Fujifilm. In the financial statements for the Fujifilm Group for the year ended March 31, 2001, the balance sheet of the Fuji Xerox Group was consolidated and the results of operations for the year then ended were accounted for by the equity method, with an ownership interest of 50% as in prior years. From the year ended March 31, 2002, the results of the operations of the Fuji Xerox Group were consolidated in the income statements.

Revenue

(Billions of yen)


1,331.6
1,387.0
1,348.8
1,383.3
2,401.1
98
99
00
01
02

Net Income

(Billions of yen)


91.2
74.7
84.8
117.9
81.3
98
99
00
01
02

Net Income per Share of Common Stock

(Yen)


177.38
145.17
164.97
229.11
158.05
98
99
00
01
02



Minoru Ohnishi, Chairman and Chief Executive Officer, and Masayuki Muneyuki, Vice Chairman, seated, and Shigetaka Komori, President, standing, with the FIFA World Cup™ trophy

The recessionary tone of the Japanese economy deepened during the current year, as personal spending languished and private-sector capital investment fell while mild deflationary conditions continued. In the United States, the adverse impact of the September 11 terrorist attacks further depressed economic conditions, although signs of recovery began appearing in the latter half of the year. In the European countries, a sense of economic slowdown sharpened, dragging down Europe as a whole, and, other than China, most Asian countries showed clear signs of sluggishness.

Against this background, Fujifilm aggressively worked to offer its customers total solutions using digital and networking technologies in the "Imaging," "Information," and "Document" fields. Drawing on Groupwide resources, we launched a new compact digital minilab, expanded production and marketing bases in China for digital cameras and other products, strengthened our marketing network for our graphic arts business in the United States, increased production capacity for materials for liquid crystal displays (LCDs), and launched multifunctional digital copying machines that use the latest technology.

Steady Growth

In the year ended March 31, 2002, consolidated revenue totaled ¥2,401.1 billion ($18,054 million), a 73.6% increase compared with that of the previous year, due mainly to the consolidation of Fuji Xerox Co., Ltd., and the weakness of the yen against the U.S. dollar and the euro. Domestic revenue totaled ¥1,355.2 billion ($10,190 million), a 106.6% increase, and overseas revenue came in at ¥1,045.9 billion ($7,864 million), up 43.8%.

Operating income totaled ¥168.6 billion ($1,268 million), up 12.7%. However, income before income taxes declined 20.1%, to ¥159.5 billion ($1,200 million), and net income fell 31.0%, to ¥81.3 billion ($612 million). These sizable decreases were due to the inclusion of one-time gains of ¥56.1 billion before tax and ¥32.5 billion after tax, the result of gains on contribution of securities to employee retirement benefit trusts in the previous fiscal year's results.

The cash dividend per share was ¥25.00 ($0.19), up ¥2.50 from the previous fiscal year.

The Fujifilm Group—Toward the Next Stage

With the development and spread of broadband technologies, image information with greater visual appeal and making use of full color images has become the primary form of data transmission. Fujifilm is creating products and services that enhance image communication in the broadband age by fusing our traditional strengths in silver-halide technologies with digital high-quality image processing and networking technologies.

The market for digital cameras is expanding, and they are already widely recognized as a standard means of capturing images. To meet the demand for the making of color prints from digital cameras as simply as from conventional cameras, Fujifilm has expanded its Frontier series of digital minilabs that process images from digital cameras into FUJICOLOR prints similar to those produced by the silver-halide system. In addition, Fujifilm has introduced the Printpix series of digital printing systems, which achieve ultrafine color image quality through the use of Fujifilm's proprietary Printpix technology. Through such measures, Fujifilm is constructing the infrastructure for photo printing from all types of image sources and expanding demand for photographic prints from digital cameras and via the Internet. By making imaging more enjoyable, convenient, and beautiful, we have established a leading position in the imaging market.

Our acquisition of an additional 25% interest in Fuji Xerox at the end of March 2001 has added the document business to our portfolio of business domains. Fuji Xerox uses xerography technology to provide total document solutions in the copying and document printing fields. Close cooperative relations are being established between the two companies in research and development, manufacturing, marketing, environmental protection, and other areas of the on-demand-printing sector of the graphic arts industry and other industries. Fujifilm is aggressively developing businesses with Fuji Xerox to generate synergies in R&D, production, marketing, environmental activities, and other areas.

Note: U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥133=US$1, the exchange rate prevailing on March 31, 2002.

Expanding Our Presence in the Chinese Market

China's entry into the World Trade Organization (WTO) at the end of 2001 and its hosting of the Olympic Games in 2008 have raised expectations that China will enjoy further substantial growth in coming years. In an effort to globalize operations by integrating overseas production and marketing operations more thoroughly in each country, Fujifilm is steadily expanding production bases for instant cameras and other products in Suzhou and for lenses and other items in Tianjin. April 2001 saw the establishment of Fuji Photo Film (China) Investment Co., Ltd., a holding company set up to invest in new businesses, and FUJIFILM Digital Imaging Products (Suzhou) Co., Ltd., a joint venture to bolster the manufacturing and marketing of digital cameras, as well as the launch of FUJIFILM STARLIGHT Co., Ltd., a joint venture for the production and marketing of presensitized (PS) plates for offset printing. We are also strengthening the production and marketing of printers and other equipment in the document business. Getting our production and sales activities closer to our customers in China enables us to offer high-quality products and services using the latest technologies.

Working for Sustainable Development

On the basis of its corporate philosophy that environmental protection is one of the foundations of its business activities, Fujifilm continues to pursue a variety of environmental activities. Fujifilm's fundamental goal in its environmental policies is to fully meet Responsible Care obligations—environmental preservation and safety measures undertaken autonomously by the Company—and it has established the following as its environmental medium-term Fujifilm Group "Green Policy": "In the name of sustainable development of the world, humanity, and enterprises, the worldwide Fujifilm Group will focus on customer satisfaction by maintaining high environmental quality in its corporate culture, products, and services." Our environment-friendly measures include the use of manufacturing methods that consume fewer resources and promote recycling as well as the adoption of environment-friendly design in all products. We are working to fulfill this vision of "environmental protection and improvement" on a Groupwide basis.

To All Those Who Have Supported Fujifilm

Although operating conditions in domestic and overseas markets are not promising, by focusing Group management resources in fields such as technology, marketing, and finance, we believe we can meet the rapid social and economic changes brought by information technology as well as launch new products, systems, services, and solutions while globalizing our business. At the same time, we are pushing through management reforms to further raise efficiency through internal Group restructuring and cost-cutting measures.

In closing, we would like to express our sincere appreciation for all the day-to-day cooperation we have received from shareholders, customers, and business partners. We hope for your support and encouragement.

June 2002

Minoru Ohnishi
Chairman and Chief Executive Officer

Masayuki Muneyuki
Vice Chairman

Shigetaka Komori
President



Etne, Norway Photographed by Toshinobu Takeuchi

FUJIFILM Technological Presence

Imaging, Information, and Document Solutions

1950 1960 1970 1980 1990

1934 Motion Picture Film
1948 Color Film
1940 Lens
1948 Camera
1986 QuickSnap
1981 Instant Camera
1996 APS System
1988 Digital Camera
1961 Lab Equipment
1982 Minilab
Digital Minilab

Film for Gravure
PS Plate
CTP Plate
X-ray Film
FCR
Videotape
Computer Tape
ATOMM Technology
TAC Film
Carbonless Copying Paper
Heat-sensitive Paper
TA System (Printpix System)
WV FILM

Establishment of Fuji Xerox
Full-Color Copier
Office Information System
Digital Multifunction Copier
Digital Full-Color Copier
Copier, Engineering System
Fax Machine
Computer Printing System
Digital Copier, Desktop Laser Printer
Publishing System

Founded in 1934 with the mission of undertaking the production of photographic film in Japan, Fuji Photo Film Co., Ltd. (Fujifilm), steadily developed new businesses outside this field through continuous and aggressive technological innovation. In the year of its founding, the Company launched a film for gravure, and in 1939 it made an aggressive entrance into the market for graphic arts materials by releasing printing-use makeup film. Meanwhile, the first FUJIFILM X-ray film had been brought onto the market in 1936, marking the Company's entry into diagnostic medical imaging.

In 1958, Fujifilm marketed FUJITAC film, which is currently used in LCDs. The following year it entered the recording media business after successful tests of proprietary record-and-play videotape. Also in 1959, the Company expanded its graphic arts business by launching the manufacture of printing-plate materials. Then, in 1962, Fuji Xerox Co., Ltd., was established as a joint venture with Rank Xerox Limited (now Xerox Limited) of the United Kingdom, and Fujifilm's document business was born.

Beginning with the research of sensitized materials for photographic film, a field needing great technological sophistication, Fujifilm has innovated a wide variety of products and systems based on the core technologies of imaging system design and evaluation, precision thin-film coatings, highly functional materials, and precision optics.

In the recording media field, Fujifilm in 1995 created the high-density digital recording medium DLT tape™ IV, incorporating Advanced Super-Thin-Layer and High-Output Metal Media (ATOMM) technology, which has become the global standard for mid-range computer back-up applications. In 2001, Fujifilm passed a new milestone in its high-density


Digital Imaging Solutions
Close Up ▶ Page 8
2000
1998 4th Color Layer Technology
1999 Super CCD Technology
Imaging Solutions
Photographic films,
Motion picture films,
Conventional cameras,
Instant cameras,
Digital cameras,
Photographic paper,
Minilab and lab equipment,
Chemicals and processing and printing services
Frontier
▷ Page 10
2000 myfujifilm.com
1999 SYNAPSE, Dry System
2001 NANOCUBIC Technology
Information Solutions
▷ Page 12
2001 Consolidation of Fuji Xerox
1998 Inkjet Printer
Document Solutions
Color copiers,
Color printing systems,
Laser printers,
Fax and other machines for document services
▷ Page 14

magnetic recording media operations with the successful development of NANOCUBIC technology, which makes possible 1 terabyte of recording on a single cartridge. Also a leader in LCD materials, Fujifilm in 1996 marketed Wide View (WV) FILM, which widens LCD viewing angles using technology based on FUJITAC.

Fujifilm was researching and developing advanced technologies such as digital imaging as early as the 1970s, and in 1983 it marketed the FCR digital X-ray image diagnostic system, after becoming the first company in the world to successfully digitize an X-ray image. In 1988, the Company developed the world's first digital camera with removable media, the DS-1P, and in 1996 unveiled the world's first digital minilab. Using the latest digital and network technology, Fujifilm has recently developed network solutions such as "Print@FUJICOLOR," which enables photographs to be printed via the Internet, and "SYNAPSE," a medical imaging network system that enables hospitals and doctors to manage and use diagnostic images more efficiently. In the graphic arts field, Fujifilm developed "myfujifilm.com" and other network solutions that met our expectations of streamlining procedures through closely linking printing companies and their clients during the printing workflow.

These and other advanced products demonstrate Fujifilm's unstinting technological prowess and commitment over the years.

Fujifilm is enhancing the convenience and aesthetics of optically based image communication. By fusing its know-how in image creation from photographic film with digital and networking technologies, Fujifilm continues to meet the challenges of expanding the image domain and creating new forms of images.

The Development of Digital Imaging: Frontier & Printpix

Fujifilm is making photography easier and more fun for everyone by developing the world of silver-halide and digital imaging. Under our "Total Imaging Solutions" concept, unveiled in January 2000, we have launched a wide range of new products and services that make imaging more enjoyable, convenient, and beautiful, from **picture taking** (capturing, inputting, and recording images) and **picture making** (printing, editing, manipulating, and transmitting images) to **picture filing** (storing, retrieving, and utilizing images).

Moreover, in February 2001, we launched the "e-Picture solution" concept, which makes greater use of digitization and networking in the field of photography. To make e-Pictures more enjoyable and broaden their applications, we have introduced a variety of digital imaging products and services to enhance PC-based image editing and organization, enable people to save and view images using the Internet, and get the most out of Print@FUJICOLOR, an on-line ordering system for ultrahigh-quality prints.

The spread of digital cameras has created a growing need for digital prints of a quality that matches that of silver-halide film. To invigorate the digital camera print market, Fujifilm has expanded sales of its newly introduced Frontier 330, the compact model in the Frontier series, and enriched it with the Frontier digital minilab systems, which not only turn photographic film into ultrahigh-quality color prints, but also realize high-quality long-lasting color prints from digital cameras and other digital data. Another recent development is the launch of our new Printpix printing system, which uses advanced optical and thermal technologies to generate high-quality color prints. Through the Frontier and Printpix systems, Fujifilm is aggressively building up the infrastructure and markets of digital photography, enabling more and more people to enjoy ultrahigh-quality color prints from digital cameras.

Digital Imaging Services with Frontier

Since their launch in 1999, the Frontier digital minilab systems, using the digital exposure method with proprietary solid-state lasers, have been very well received in world markets for their ultrahigh-quality color prints and higher productivity as well as for their contribution to expanding the range of digital imaging services. Not only can these systems generate ultrahigh-quality color prints from negative and reversal film, they also offer a rich range of imaging services for the digital age, including high-quality, long-lasting color prints from digital cameras, variety prints such as calendar prints, FUJICOLOR CDs, which enable the easy conversion of images from photographic film into CD-R format, and the on-line ordering of prints from uploaded digital camera images via Print@FUJICOLOR.

Printpix—Easy-to-Use Printing, Wherever and Whenever You Like

With Printpix, beautiful photo-quality images are generated from the paper itself using advanced optical and thermal technologies—truly a method ideally

Digital Minilab Frontier 330

Equipped with a digital exposure unit using solid-state lasers, the digital minilab Frontier 330 can produce ultrahigh-quality prints in large volumes. Taking up only 1.2 square meters, its compactness enables it to offer new digital printing services.


Picture Filing
Image storing, retrieving, and utilizing
Total Imaging Solutions
Picture Making
Image printing, editing,
Picture Taking
Image capturing, inputting, and recording
DIGITAL MINILAB
Frontier
Printpix

suited to this age of digital technology and ecological awareness. We are expanding this market, under the motto, "Printpix—printing wherever and whenever you like," to offer convenient, enjoyable, and beautiful high-quality images from digital cameras. The key to expanding this market is bringing printing closer to the customer. We are already developing this system for home and photographic-store use and will broaden its application to convenience stores, amusement facilities, tourist attractions, and a wide range of other locations.

The NC-1000 digital printer for business use in the Printpix series slashes the approximately 35 seconds required by conventional models to print one page down to approximately 10 seconds, making it one of the faster digital printers. It also incorporates a number of technological innovations that ensure significantly improved paper and image quality and stability.

Note: The stated speed is for 4x6-inch prints. The first print takes approximately 80 seconds and following prints take approximately 10 seconds each.

Frontier and Printpix: Making Digital Imaging More Enjoyable

Ideally, digital camera prints should be of the same quality as conventional photographic prints. That means not only improving their sharpness but also ensuring photographic print quality in terms of glossiness and absence of borders, good stability, and other general improvements so that, for the customer, they leave nothing to be desired. Our proprietary technologies for image design, image analysis, and digital imaging systems are the driving force behind our ability to meet customer requirements with high-quality products. Because we have both hardware and paper development divisions, we can draw on our comprehensive technological strength in imaging systems to solve problems. Our new Frontier and Printpix products, which meet a variety of user needs, are generating even greater customer satisfaction because they can make printing from digital cameras enjoyable, convenient, and beautiful. At the same time, they lead the market. The next-generation Frontier and Printpix systems will usher in an age in which prints can be done anywhere and anytime and sent to anybody.

Digital exposures using proprietary solid-state lasers

This system uses a high-performance laser unit including proprietary solid-state blue and green lasers, with red provided by a semiconductor laser, to offer high-speed, ultrahigh-quality digital exposures on color paper using the silver-halide method, which offers excellent durability.



CCD film scanner

The Area CCD (right photo), used in the Frontier 330 system, is a high-performance film scanner with a superior S/N ratio and high-speed reading capacity.*
**The Frontier 350/370/390 systems incorporate 3-line CCD scanners (left photo).*



Ultrahigh-quality color prints from digital cameras

Favorite digital images from digital cameras are turned into ultrahigh-quality, long-lasting silver-halide prints.



FUJICOLOR CD

Simultaneously with regular printing, all silver-halide frames are written onto CD-Rs as digital images, enabling them to be viewed on a PC and sent by e-mail.



Print@FUJICOLOR

Prints from digital images are ordered at home over the Internet and picked up at a nearby photo shop or sent by mail.





NC-1000 printer for business use

High-speed printing, at around 10 seconds per sheet; king-size printing without borders



CX-400 printer for consumer use

Innovative technology makes possible significantly improved image quality and printing speed; multisize output, from borderless king-size and 3x4-inch size to 4x7-inch size


Printpix

Printpix digital photographic paper RK-SD40 for CX-400

Roll-type economy photographic paper, with four times the stability of conventional paper; produces long-lasting glossy, high-quality prints


Magenta head
Cyan head
Yellow head

NC-1000 3-head tandem system, a faster way of printing

This system allows fast single-pass printing of yellow, magenta, and cyan layers as the paper passes through the printer. Full color, around 330 prints per hour


UV Lamp
Thermal Head
Yellow
Magenta
Cyan
Imaging Layer

Self-coloring paper—a revolutionary new technology

Color is generated by yellow, magenta, and cyan layers in the paper when heat is applied. No ink ribbon, no plastic waste, economical, and environment-friendly

Review of Operations

The Imaging Solutions segment includes businesses related to color film, conventional cameras, digital cameras, lab equipment, and color paper, chemicals, and services for photofinishing.

Consolidated revenue in this segment rose 5.6%, to ¥784.6 billion, chiefly reflecting a steady sales performance by the FinePix series of digital cameras and the Frontier digital minilab series.

FUJI **5064**

Photographic Films

In color films, we worked to expand sales of high-value-added products such as high-speed Superia X-TRA 35mm film and Nexia APS film, both featuring our industry-leading 4th Color Layer Technology.

We strengthened our lineup of one-time-use recyclable cameras in Japan by launching a model that has superior picture quality and is easy to use. In motion picture films, we released the new REALA 500D, the world's first motion picture film that incorporates 4th Color Layer Technology. This unique film contributed greatly to sales.

Cameras

In conventional cameras, new compact camera launches included the ZOOM DATE 1000, the world's smallest and lightest 35mm 3.6x zoom compact camera*. We also worked to stimulate the market for silver-halide photography by launching the stylish APS compact camera Nexia Q1, which is especially appealing to young women, and it has recorded strong sales in both the domestic and overseas markets. We increased our range of instant cameras by introducing the instax mini 7, an easy-to-use, price-competitive model that makes instant photography even more fun, in addition to the instax mini 20.

**Compared with compact 35mm cameras with 3x zoom lens, as of June 4, 2002*

Digital Cameras

To counter severe competition in the digital camera market, Fujifilm strengthened its overall lineup, from entry to high-end models, by introducing compact, high-image-quality, multi-functional new models with Internet-compatibility via its "Picture the Future" on-line photo service. In Europe and North America, the FinePix 2800 Zoom and FinePix 2600 Zoom boasted especially high sales.

Furthermore, in February 2002, we launched the high-performance FinePix F601 Zoom and unveiled the high-spec FinePix S602 Zoom and FinePix S2 Pro single-lens reflex models, which feature the third generation Super CCD system.

Looking ahead, we are further developing the commercial appeal of FinePix products through the application of Super CCD technology.

Photofinishing-Related Products and Services

There has been rapid growth in the digital minilab market. Fujifilm's Frontier digital minilab series experienced an even further sales increase in the year under review. At the end of 2001, we bolstered the lineup with the launch of the compact digital minilab Frontier 330. We are determined to continue to hold the leading position in the digital minilab market.

While expanding our digital imaging network based on the Frontier digital minilabs, we have been experiencing a yearly four- to five-fold increase in Japan in the number of print orders from digital cameras, a main function of the FDi services. Of course, due to the growing demand for prints from digital cameras, the network of digital printing centers in general has been expanding. In Japan, we launched the PRINCIAO self-service imaging kiosk, which uses Fujifilm's proprietary Printpix system in which photo-lab quality prints are achieved with color-generating Printpix paper. Its simple operation through a touch panel has received a warm market reception.

In the upcoming era of broadband networks, digital imaging technology will further advance into the photography field. In response, Fujifilm is encouraging the spread of e-Picture solutions and expanding the infrastructure of digital imaging services.

Proportion of Revenue from Imaging Solutions Segment to Total Revenue


32.7%

Revenue

(Billions of yen)


715.3
743.3
784.6
00
01
02



QuickSnap Excellent for the Japanese Market

Imaging Solutions

BE (10.2




FUJIFILM SLP800SC
Frontier 330

Frontier 330


FUJIFILM
ADVANCED PHOTO SYSTEM
nexia
800
SUPERIA
X-TRA
4th Color Layer
36

Nexia Q1

Nexia 800

Superia X-TRA 800


Best

instax mini 7


FUJIFILM

FinePix 2600 Zoom

Information Solutions



BE CHDA (10.2 × 12.7)

Graphic Arts System Products

Although demand for conventional printing materials such as graphic arts film declined due to the further advance of digital technologies in the platemaking process, demand is growing for digital imaging plates such as presensitized (PS) plates for computer-to-plate (CTP) use.

Fujifilm is committed to expanding sales of both graphic arts film and CTP systems. In electronic imaging (EI) equipment, we launched the high-speed thermal digital platesetter Luxel T-9000CTP HS and the high-speed B2 imagesetter Luxel F-6000. Another new product enriching the family of EI equipment is the Lanovia Quattro, a professional desktop scanner that incorporates our unique Super Linear Quadline CCD. And in North America, we started to provide the "myfujifilm.com" online service, an Application Service Provider (ASP) business for the graphic arts industry, in October 2001.

To meet the demand for PS plates and CTP systems on a global basis, Fujifilm has set up a four-polar production network centered on Japan, the United States, Europe, and China. This network will help us to provide high-quality products and services for graphic arts wherever needs arise.

Medical Imaging Products

The digitization of X-ray imaging has spurred demand for dry imaging film and dry imagers, leading to the rapid adoption of digital and dry technologies.

In dry imagers, Fujifilm introduced the ultra-compact DRYPIX 3000 dry



LTO Ultrium 1 Data Cartridges



DRYPIX 3000



Luxel F-6000

Note: LTO and Ultrium are U.S. trademarks of Hewlett-Packard, IBM, and Seagate.

This segment includes materials and equipment for graphic arts, medical imaging and information systems, LCD materials, and recording media.

Consolidated revenue in this segment rose 7.1%, to ¥685.3 billion, chiefly reflecting a strong performance by the compact digital X-ray diagnostic system FCR XG-1.

FUJI

thermal imager to supplement the existing FM-DP L high-speed dry laser imager. Its launch was a part of efforts to expand sales of dry imagers by building up a lineup of products for a large range of customer needs, from high to low volume.

Significant sales growth was recorded for the Fuji Computed Radiography (FCR) system, thanks to the remarkable success of a newly introduced compact FCR system, the FCR XG-1, in the Japanese, U.S., and European markets. In North America, rapid sales growth was recorded for SYNAPSE next-generation medical networking software as well as for digital medical equipment overall, including FCR and dry imagers. In Europe, FCR and dry imagers helped Fujifilm to win new customers and steadily expand its sales and market share.

Industrial Materials

In materials for LCDs, Fujifilm doubled sales of its WV FILM, a proprietary technology used to widen viewing angles in LCDs, as the shift from cathode ray tubes (CRTs) to LCDs for personal computer monitors accelerated.

Fujifilm anticipates further strong growth for WV FILM and is building new plants and expanding existing ones to ensure adequate supply levels.

Recording Media

Customer demand for high-density, high-volume data storage has risen, along with an awareness of the importance of backup storage. Fujifilm is working to meet this demand by providing industry-leading LTO Ultrium 1 data cartridges, incorporating our proprietary Advanced Super Thin Layer & High Output Metal Media (ATOMM) technology.

In the professional-use videotape market, the launch of digital broadcasting has accelerated the shift to digital format. In overseas markets, chiefly in Europe, we worked to expand sales of MX321, our newly launched digital videocassette for MPEG IMX, the next-generation video system expected to replace the current mainstay Betacam SP system.

While consumer demand for audiotapes continues to decline, demand for CD-Rs and MDs for music is rising. We are working to expand sales of CD-Rs for music and DVD products and, in the case of the latter, are broadening their range in anticipation of DVD replacing the VHS video format. In addition, in optical media, Fujifilm aims to establish the leading position.

50643



FCR XG-1

Proportion of Revenue from Information Solutions Segment to Total Revenue



28.5%

Revenue

(Billions of yen)



633.5
640.0
685.3
00
01
02

Fuji Xerox, a market leader in Document Solutions, became a consolidated subsidiary of Fujifilm in March 2001. Its Document Solutions offerings comprise digital black and white and color multifunctional products, including copying machines, printers, and fax machines, as well as consumables and document services.

Consolidated revenue in this segment totaled ¥931.2 billion. Sales of consumables and maintenance services grew along with a rise in print volume achieved from existing copying machines and printers in the market. Other positive factors were the establishment of Document Solutions businesses in China and the acquisition of NEC Corporation's laser printer business.

50643

Copying Machines

The copying machine market showed negative growth, reflecting a continued decline in demand for black and white copying machines as well as a fall off in orders for color copying machines due to adverse economic factors. However, digital black and white and color multifunctional devices continued to show positive growth, although at a slower rate than in the previous year.

In the period under review, Fuji Xerox launched the digital color multifunction machine DocuCentre Color 500, the industry's first device to incorporate EA (Emulsion Aggregation) toner, a newly developed toner that provides both high image quality and low environmental load. In addition, Fuji Xerox launched the color-capable DocuCentre Color 400 CP/320 CP. Similarly priced to black and white copying machines in its class, the DocuCentre Color 400 CP/320 CP has shown favorable sales since its launch, contributing significantly to the overall sales of color copying machines.

Information-Related Equipment

Laser printers showed negative growth in the period under review. Demand for color laser printers, which had risen along with the popularity of color prints, faster machines, and lower prices, tapered off in the latter half of the fiscal year due to a sudden worsening of economic conditions in Japan.

Despite adverse market conditions, Fuji Xerox worked aggressively to increase sales of its laser printers, including the DocuPrint C2220/C2221 color laser printer series, which features energy-savings benefits without sacrificing high quality and speed.

To strengthen its office printer business, Fuji Xerox acquired NEC Corporation's laser printer business and one of its subsidiaries on September 30, 2001. This move enables Fuji Xerox to offer its customers a comprehensive office document output environment—from integrated document processing to distributed printing.



BE CHDA (10.2 × 12.7)



Fuji Xerox Imaging Materials Co., Ltd. (Toyama, Japan)



DocuPrint C2221

Proportion of Revenue from Document Solutions Segment to Total Revenue


38.8%

THE DOCUMENT COMPANY
FUJI XEROX

Document Solutions

FUJI



Fuji Xerox has always placed the highest priority on its relations with its customers, and in the period under review, remained committed to increasing customer satisfaction. In recognition of its track record, Fuji Xerox was named "No. 1 in Customer Satisfaction" in the area of black and white and color laser printers for the third consecutive year by J.D. Power Asia Pacific, Inc.—an international market research firm that surveys customer satisfaction in office laser printers and a number of other categories. Fuji Xerox aims to work even harder to raise its level of customer satisfaction.

In recognition of its response to environmental issues, a top priority of Fuji Xerox's management, all 12 models of the DocuCentre 707/607/507 high-speed digital multifunction series were awarded the Energy Conservation Center Chairman's Prize, the Center's main award. This is the third consecutive year that Fuji Xerox has received this honor. It has also won the Earth Environment Committee Award for Corporate Excellence, sponsored by the Japan Industrial Journal, and the Environment for Tomorrow Prize, sponsored by the Asahi Shimbun.

Outlook

Fuji Xerox will continuously strengthen its Document Solutions business by further promoting the use of color in its core copying machine business and expanding its printer business. It also plans to increase profitability and grow in the Japanese market by strengthening efforts to enter the publishing industry as well as to achieve growth in the Chinese market and the Asia-Pacific region in general.

Revenue

(Billions of yen)


931.2
02

Note: Because Document Solutions is a newly established segment, only results relating to the fiscal year under review are given here.



DocuCentre Color 320 CP



DocuCentre 707 CP

Global Business Development

Japan

Performance

Despite a deeper recessionary tone in the Japanese economy, sales of the FinePix series of digital cameras and the Frontier series of digital minilabs were steady, and sales doubled for WV FILM for LCDs.

Consolidated revenue in this region rose 106.6%, to ¥1,355.2 billion.

Topics

New WV FILM Plant Onstream at Odawara Factory

In November 2001, Fujifilm completed construction of a third plant for WV FILM at the Odawara Factory, doubling the production capacity of the existing facilities. The Company aims to triple production capacity by October 2003 by building a fourth plant and increasing capacity at existing factories to respond to strong demand in this market.

Acquisition of NEC Corporation's Laser Printer Business

Fuji Xerox and NEC jointly establish a printer sales company

Fujifilm's consolidated subsidiary Fuji Xerox Co., Ltd., and NEC Corporation signed a business transfer agreement for the purchase of NEC's laser printer business on August 23, 2001. At the same time, both companies agreed to establish a sales joint venture company, Fuji Xerox Printing Systems Co., Ltd., to expand sales of both Fuji Xerox and NEC laser printers.

Official Partners of 2002 FIFA World Cup Korea/Japan™

Fujifilm and Fuji Xerox served as official sponsors of 2002 FIFA World Cup Korea/Japan™, the world's most popular sporting event. As the official imaging partner, Fujifilm provided a wide range of film development services in Korea and Japan for the media from all over the world. Fuji Xerox, the official partner in the document creation and publishing category, provided approximately 2,000 digital machines, including printers, multifunction devices, and fax machines in both countries to support the activities of the KOWOC (Korea Organizing Committee for the 2002 FIFA World Cup Korea/Japan™) and the JAWOC (Japan Organising Committee for the 2002 FIFA World Cup Korea/Japan™) as well as the press from all over the world.

Proportion of Revenue from Japan Segment to Total Revenue


56.4%



FUJIFILM Press Services (in Korea)



FUJIFILM Press Services (in Japan)


FUJIFILM

Ireland plays Cameroon during the opening game in Japan on June 1 in Niigata.



Fuji Xerox provided equipment and support services in both countries.

The Americas

▷ Performance

Although the slowdown in the U.S. economy briefly intensified after the terrorist attacks of September 11, sales of color film and photographic color paper were steady in both volume and value terms, and Frontier digital minilabs, handled chiefly by large retail chains, posted solid growth.

Consolidated revenue in this region rose 34.4%, to ¥517.1 billion.

Establishment of Enovation Graphic Systems, Inc.

In October 2001, Fuji Photo Film U.S.A., Inc., formed a new wholly owned marketing subsidiary, Enovation Graphic Systems, Inc., after acquiring and combining PrimeSource Corporation, Heartland Imaging Companies, Inc., and Graphics Systems, Inc. The new company will be the largest U.S. distributor of equipment, consumables, and technical services to the graphic arts industry.

▷ Topics

Fujifilm's Contribution to September 11 Relief Efforts

FUJIFILM America, Inc., donated $1 million to assist the victims and help in relief efforts in the wake of the terrorist attacks of September 11. The funds were divided among several organizations, including the American Red Cross, The September 11th Fund, and other initiatives. At this same time, our U.S. employees unsparingly offered themselves for volunteer activities to support the disaster relief efforts and give aid and comfort to the many innocent victims of this tragedy.

Fujifilm Presents "Picture of America™" to Congress

As a gift to Congress and the nation, Fuji Photo Film U.S.A. presented its "Picture of America™" digital Photomosaic™ to the Speaker of the House and several members of Congress on February 13, 2002. Incorporating the message "in unity there is strength," the work was woven together by noted Photomosaic™ artist Rob Silver, who used more than 8,300 individual pictures of Americans from across the country, which were taken during the Fujifilm FinePix "Picture of America™" Tour.

Sponsorship of the Giant Pandas of the Smithsonian National Zoological Park

Fuji Photo Film U.S.A. has been supporting the Smithsonian National Zoo's giant panda conservation and education program, including a $7.8 million donation to the Zoo. In recognition of these efforts, the company was awarded the Smithsonian's 2001 Corporate Leadership Award, and the panda exhibit was officially named the Fujifilm Giant Panda Conservation Habitat at a ceremony to mark the first anniversary of the giant pandas' arrival at the Zoo.

Proportion of Revenue from The Americas Segment to Total Revenue


21.5%



Picture of America™


FUJIFILM
GIANT PANDA
CONSERVATION HABITAT



Photo credit: Jessie Cohen, Smithsonian National Zoo

Europe

Performance

Although the European economy centered on the eurozone showed clear signs of a slowdown, sales of color film and photographic color paper were steady, and FCR and other digital X-ray diagnostic systems recorded solid sales growth.

Consolidated revenue in this region rose 21.3%, to ¥282.8 billion.

Topics

Production of Graphic Arts Film Begins at Dutch Factory

In September 2001, a new graphic arts film factory was completed at our Dutch manufacturing subsidiary, Fuji Photo Film B.V., enabling the company to begin the integrated production of graphic arts film, from coating to processing, in combination with existing plants. This investment totals approximately 30 million euros, and over 50 employees were hired for the new factory. A cumulative total of 1.1 billion euros has now been invested in the company and the total workforce has reached approximately 1,500.

Fuji Photo Film (U.K.) Ltd. Celebrates Its Silver Jubilee

Fuji Photo Film (U.K.) celebrated its 25th anniversary on September 6, 2001. Fujifilm began its export shipments to the U.K. market in 1966, and set up the London Representative Office under Fuji Photo Film (Europe) GmbH in 1973. Three years later, on June 22, 1976, Fuji Photo Film (U.K.) made its official start. Progress since then has been steady and spectacular and, today, the company is a full-grown business with approximately 400 staff, and it distributes nearly all of Fujifilm's products.





Fuji Photo Film (U.K.) celebrates its 25th anniversary.

Proportion of Revenue from Europe Segment to Total Revenue


11.8%



New graphic arts film factory at Fuji Photo Film B.V. in the Netherlands

Asia and Others

Performance

Although most Asian countries, except for China and some others, showed signs of sluggishness, Fujifilm aggressively invested in new businesses and expanded its production and marketing bases, chiefly in the highly promising Chinese market.

Consolidated revenue in this region rose 124.4%, to ¥246.0 billion.

Topics

Establishment of Manufacturing and Holding Companies in China

In April 2001, Fujifilm established the joint venture FUJIFILM Digital Imaging Products (Suzhou) Co., Ltd., for the manufacture of digital cameras, and Fuji Photo Film (China) Investment Co., Ltd., which will act as a holding company for operations in China. These two companies will further develop our business in the Chinese market.

In September 2001, Fuji Photo Film (China) Investment began sales in the Chinese market of FinePix megapixel digital cameras made by FUJIFILM Digital Imaging Products (Suzhou).

PS Plates Produced and Sold through Chinese Joint Venture Company

In a joint venture with the China Academy of Printing Technology, which operates a factory in Hebei Province in China that manufactures PS plates for offset printing, Fujifilm established FUJIFILM STARLIGHT Co., Ltd., in October 2000. In March 2002, this company began producing and marketing the positive working PS plate VPS-A based entirely on Fujifilm's technology. This move will enable us to move beyond sales of exported products and expand production and marketing within China, getting closer to a strong market in terms of demand and sales.

Asian Stars Feature in China Advertising Campaign

Fujifilm has launched a full-scale advertising campaign, using television and printed media, that features Aaron Kwok, a Hong Kong singer/actor famous throughout Asia, and popular Japanese actress Norika Fujiwara. The ads, for Superia and FinePix products, were universally well received, and will further deepen the penetration of the Fujifilm brand name.


Proportion of Revenue from Asia and Others Segment to Total Revenue
10.3%



Fujifilm billboards are displayed prominently at Beijing West Station.



Ads feature celebrities Aaron Kwok and Norika Fujiwara.

Environmental Issues

Environment



The FUJIFILM Environmental Report 2001 Edition



Material Safety Data Sheets (MSDS)

The Fujifilm Group "Green Policy"

To further develop the former "Fujifilm Responsible Care Policy," the basis of the Fujifilm Group's environmental protection activities, the "Green Policy" was laid down in April 2002. Its core pledge is, "In the name of sustainable development of the world, humanity, and enterprises, the worldwide Fujifilm Group will focus on customer satisfaction by maintaining high environmental quality in its corporate culture, products, and services." Based on this policy, the Group will be engaged in new environmental protection activities.

We are now taking environmental factors into consideration in all product development, whether for customers or business users. In the period under review, we launched a new QuickSnap one-time-use recyclable camera that uses more recyclable resin in weight terms and has earned Eco Mark certification. Thanks to an energy-saving design, the product uses AA-type instead of AAA-type batteries. In addition, a major reduction in energy consumption in the digital minilab Frontier 330 has been achieved by switching from halogen illuminants to light-emitting diodes (LEDs). In addition, we compiled Material Safety Data Sheets (MSDS) in fiscal 2001 to display safety information regarding the materials used in our products and plan to use them consistently in the future. Currently, we are laying the groundwork for such disclosure to be undertaken by all members of the Group.

In PR activities, we expanded the content of the *FUJIFILM Environmental Report 2001 Edition* to include information regarding environmental design, environmental accounting, and chemical substances that are subject to the Pollutant Release and Transfer Register (PRTR) Law as well as other substances that we are dealing with at our own initiative. In addition, we issued site reports at the Ashigara, Fujinomiya, Odawara, and Yoshida-Minami factories, as part of our efforts to build closer relations with neighboring communities. The Fujifilm Group will continue to work for the benefit of the environment in its development, production, marketing, and other business activities.

MAIN ACTIVITIES, ACHIEVEMENTS, AND TARGETS IN ENVIRONMENTAL PRESERVATION AND LOAD REDUCTION

1. ISO 14001 certification
In the period under review, the subsidiaries Fuji Magne-Disk Co., Ltd., Fuji Photo Film Canada Inc., and Fuji Hunt Photographic Chemicals, Pte. Ltd., acquired the certification, bringing the total number of sites in the Group with ISO 14001 certification to 67. We aim to acquire comprehensive certification for all domestic members of the Fujifilm Group by fiscal 2004 and for all overseas members by fiscal 2005.

2. Green Purchasing and Green Procurement
Our goal is 100% achievement of Green Purchasing (for products) and Green Procurement (for vendors of materials) by fiscal 2004.

3. Reduction of emissions of Volatile Organic Chemicals (VOCs)
In fiscal 2002, we achieved a 40% reduction in VOC emissions compared with fiscal 1997 levels. We aim to deepen the reduction to 50% by fiscal 2003.

4. Zero emissions (100% recycling of all waste materials generated by business activities)
In the period under review, we achieved zero emissions at the Ashigara and Odawara factories one year ahead of schedule. Zero emissions have already been achieved at the Yoshida-Minami and Fujinomiya factories, Asaka Technology Development Center, and Miyanodai Technology Development Center.

5. Energy conservation and reduction in emissions of "greenhouse gases"
We achieved a 1% reduction year on year in energy cost units and aim to further reduce this by 1% per year in fiscal 2003 and after. Fujifilm aims to have reduced greenhouse gas emissions by 6% compared with fiscal 1990 levels at its domestic companies by fiscal 2011 and is aiming for at least a 9% reduction at the parent company.

6. Environmental monitoring at production sites
At our own initiative, we have conducted soil examinations at our seven domestic production sites. Environmental standards for certain materials were exceeded at the Odawara and Ashigara factories, without detriment to neighboring communities. Cleanup operations were completed in January 2002 at the Odawara Factory and in March 2002 at the Ashigara Factory.

Financial Section

Fuji Photo Film Co., Ltd.
and Subsidiaries

Financial Review

Results of Operations

In the year ended March 31, 2002, consolidated revenue totaled ¥2,401.1 billion, a 73.6% increase, reflecting the consolidation of Fuji Xerox Co., Ltd., and the weakness of the yen against the U.S. dollar and the euro. Domestic revenue totaled ¥1,355.2 billion, a 106.6% increase, and overseas revenue came in at ¥1,045.9 billion, up 43.8%. The increase in overseas revenue was due in large part to the establishment of document businesses in China.

A breakdown of performance by operating segment follows. Because Document Solutions has been classified from this fiscal year as one of Fujifilm's formal business segments, it has not been possible to make meaningful comparisons of year-on-year changes in segment revenue as a proportion of total consolidated revenue.

<Imaging Solutions>

Consolidated revenue in this segment rose 5.6%, to ¥784.6 billion, and accounted for 32.7% of total consolidated revenue. The increase was mainly due to steady performances by the FinePix series of digital cameras and Frontier series of digital minilabs.

<Information Solutions>

Consolidated revenue in this segment rose 7.1%, to ¥685.3 billion, and accounted for 28.5% of total consolidated revenue. The strong performance of the FCR XG-1 digital X-ray diagnostic system was a major factor in the increase.

<Document Solutions>

Consolidated revenue in this segment, effectively the business of Fuji Xerox, which became a consolidated subsidiary of Fujifilm during the period under review, totaled ¥931.2 billion and accounted for 38.8% of total consolidated revenue. Sales of consumables and maintenance services grew along with a rise in print volume achieved from existing copying machines and printers in the market. Other positive factors were the establishment of Document Solutions businesses in China and the acquisition of NEC Corporation's laser printer business.

Costs, Expenses, and Earnings

The cost of sales rose 74.4%, to ¥1,401.2 billion, and the gross profit ratio fell 0.3 percentage points, to 41.6%. Selling, general, and administrative (SG&A) expenses rose 95.0%, to ¥684.4 billion, and the ratio of SG&A expenses to revenue rose 3.1 percentage points, to 28.5%. Research and development (R&D) expenses jumped 85.6%, to ¥146.9 billion. The ratio of R&D expenses to revenue rose 0.4 percentage points, to 6.1%. Operating income rose 12.7%, to ¥168.6 billion. With gross margin insufficient to offset the rise in SG&A expenses, the ratio of operating income to revenue fell 3.8 percentage points, to 7.0%.

Other expenses, net, totaled ¥9.1 billion compared with income, net, of ¥49.9 billion in the previous fiscal year. The main reason for this reversal was the inclusion in the previous year's results of a one-time gain of

Revenue

(Billions of yen)


98
99
00
01
02

Domestic and Overseas Revenue

(Billions of yen)


98
99
00
01
02

Domestic Revenue
Overseas Revenue

Income before Income Taxes and Net Income

(Billions of yen)


98
99
00
01
02

Income before Income Taxes
Net Income

¥56.1 billion before tax, related to gains on contribution of securities to employee retirement benefit trusts. As a result of the foregoing, income before income taxes decreased 20.1%, to ¥159.5 billion.

Income taxes fell 18.1%, to ¥70.9 billion, and effective tax rates rose to 44.4% from 43.3% in the previous fiscal year. Net income in the period under review fell 31.0%, to ¥81.3 billion, and the ratio of net income to revenue (profit margin) fell 5.1 percentage points, to 3.4%. The ratio of net income to shareholders' equity (return on equity) fell 2.5 percentage points, to 4.9%, and net income per share was ¥158.05.

	Year ended March 31		
	2002	2001	2000
		(Millions of yen)	
Imaging Solutions			
Revenue	**¥785,005**	¥743,323	¥715,322
Operating Income	**48,792**	65,133	64,632
Operating Margin (%)	**6.2%**	8.8%	9.0%
Information Solutions			
Revenue	**¥688,737**	¥640,046	¥633,519
Operating Income	**82,523**	84,599	83,303
Operating Margin (%)	**12.0%**	13.2%	13.1%
Document Solutions			
Revenue	**¥942,830**	¥ —	¥ —
Operating Income	**37,353**	—	—
Operating Margin (%)	**4.0%**		

(including intersegment amounts)

Financial Position

Total assets of the Fujifilm Group rose 4.1%, or ¥116.0 billion, to ¥2,946.4 billion, as an increase in property, noncurrent assets, and equipment more than offset a decline in current assets. Current and long-term liabilities increased 3.0% or ¥32.9 billion, to ¥1,117.8 billion, as a rise in long-term liabilities exceeded a decline in current liabilities. Total shareholders' equity rose 4.5%, or ¥73.2 billion, to ¥1,698.1 billion. As a result, the current ratio improved by 16.9 percentage points, to 192.7%. The debt-to-equity ratio slipped 1.0 percentage point, to 65.8%, and the equity ratio edged up 0.2 percentage point, to 57.6%, signifying greater stability in both asset liquidity and capital structure.

Cost of Sales and Ratio of Cost of Sales to Revenue

(Billions of yen, %)



55.3
56.2
57.4
58.1
58.4
736.0
780.0
774.8
803.5
1,401.2
98
99
00
01
02

Cost of Sales
Ratio of Cost of Sales to Revenue

R&D Expenses and Ratio of R&D Expenses to Revenue

(Billions of yen, %)



6.1
6.1
6.1
5.7
6.1
81.0
84.7
81.7
79.1
146.9
98
99
00
01
02

R&D Expenses
Ratio of R&D Expenses to Revenue

Return on Equity and Return on Revenue

(%)



6.9
6.4
5.4
5.1
6.3
5.5
8.5
7.4
4.9
3.4
98
99
00
01
02

Return on Equity
Return on Revenue

The principal element in the decline in current assets was an ¥84.4 billion drop in cash and cash equivalents, as discussed in the cash flow analysis below. The main factors in the increase in noncurrent assets were a ¥60.3 billion increase in investment securities, a ¥45.0 billion increase in plant, property, and equipment, and a ¥34.3 billion increase in deferred income tax assets. The decline in current liabilities was chiefly due to a ¥64.1 billion repayment of short-term interest-bearing debt. However, a net increase of ¥56.2 billion was recorded in long-term interest-bearing debt arising from fund-raising for capital investment. In long-term liabilities, accrued pension and severance costs were boosted ¥59.2 billion by the consolidation of Fuji Xerox as a full subsidiary. The increase in shareholders' equity was substantially a reflection of net income performance in the period under review.

Total capital investment expenditures rose 30.9% compared with the previous fiscal year, to ¥155.5 billion, which was 6.5% of revenue. The principal capital investment items during the period under review were the start-up of operations at a new facility at the Odawara Factory for WV FILM in anticipation of expanded demand for liquid crystal display (LCD) materials, and other aggressive measures by Fujifilm to expand capacity in this field. Furthermore, to further step up the scale of business activities in the Chinese market, Fujifilm established Fuji Photo Film (China) Investment Co., Ltd., as a holding company as part of efforts to localize production and marketing through expansion of its network of sales and marketing bases for digital cameras and presensitized (PS) plates for offset printing.

Cash Flow Analysis

Net cash provided by operating activities in the period under review was used as a basic source for funding operating activities and capital investment, and for payment of dividends to shareholders. Fujifilm's cash and cash equivalents at end of year amounted to ¥381.9 billion, a year-on-year decline of ¥84.4 billion. In addition to inflows and outflows due to the operating activities discussed below, there was an ¥8.1 billion increase in cash due to the effect of exchange rate fluctuations on cash and cash equivalents.

Net cash provided by operating activities in the period under review rose ¥106.7 billion, to ¥246.8 billion. The principal reasons for the increase were an ¥89.9 billion inflow due to an increase in depreciation and amortization expenses (a noncash item) and the absence of the previous fiscal year's gain on contribution of securities to employee retirement benefit trusts (a noncash item), which added ¥56.1 billion to cash inflows. These increases in net cash inflows were partially offset by the decrease in net income of ¥36.6 billion.

Net cash used in investing activities increased ¥35.0 billion, to ¥294.7 billion. The main factors in the increase in cash outflows were expenditures totaling ¥51.5 billion for the purchase of plant, property, and equipment for capital investment purposes and a ¥73.6 billion increase in payments for purchases of mar-

Capital Expenditure and Depreciation

(Billions of yen)


112.8
77.8
115.5
83.4
91.3
82.8
118.8
82.1
155.5
98
99
00
01
02

☐ Capital Expenditure
Depreciation

Net Cash Provided by Operating Activities

(Billions of yen)


147.0
157.2
212.3
140.1
246.8
98
99
00
01
02

Total Assets and Equity Ratio

(Billions of yen, %)


67.3
68.8
70.4
57.4
57.6
2,174.0
2,235.8
2,830.3
2,946.4
98
99
00
01
02

Equity Ratio
☐ Total Assets

ketable and investment securities, net of proceeds from sales and maturities. The increase in net cash outflows was partially offset by a ¥95.1 billion year-on-year decline in payments for acquisitions of businesses, net of cash acquired.

Net cash used in financing activities shrank to ¥44.5 billion, from ¥74.7 billion in the previous fiscal year. The main reason for the improvement was the fact that an increase in funds procured through issues of long-term interest-bearing debt exceeded the increase in repayments of short- and long-term interest-bearing debt. Because of this, long-term interest-bearing debt as a proportion of total interest-bearing debt rose 17.9 percentage points, to 42.3%.

Dividends

Fujifilm's basic policy regarding the distribution of profits is to provide stable dividends and maintain sufficient internal reserves to strengthen the management foundation so the Company can support an aggressive expansion of business activities and is prepared for sudden changes in the business environment. Based on this stance, the cash dividend per share applicable to the fiscal year was ¥25.00, up ¥2.50 from the previous fiscal year. The dividend payout ratio increased 6.0 percentage points, to 15.8%, and the ratio of cash dividends to shareholders' equity rose 0.1 percentage point, to 0.8%, compared with the previous fiscal year.

Market Risk Management

The global nature of Fujifilm's business means that it is exposed to the impact of interest rate changes and foreign exchange rate fluctuations. Fujifilm uses derivatives to hedge these risks, but does not hold or issue derivatives for trading purposes.

Fujifilm undertakes interest rate swaps, cross currency interest rate swaps, and forward currency exchange contracts to hedge risk and reduce the cost of borrowings. In most cases, these instruments are incorporated into loan transactions, meaning that the execution and maturity dates are the same as for the loans themselves.

To hedge its foreign currency denominated assets and liabilities against the impact of foreign exchange rate fluctuations, Fujifilm undertakes forward currency exchange and currency swap contracts, the majority of which mature within six months. Deferred exchange gains or losses on the foreign exchange contracts undertaken to hedge foreign exchange sales commitments are not material.

Environmental Issues

Expenditures required to cope effectively with future environmental issues are difficult to project accurately because such expenditures are likely to be affected by laws and technologies not yet in existence. At present, Fujifilm does not expect environmental issues to have any material effect on its financial condition, financial results, or cash flows, nor does it expect to incur any additional expenses related to such issues in the future.

Forward-Looking Statements

This document contains forward-looking statements. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such a forward-looking statement, Fujifilm cautions that assumed facts or bases almost always vary from the actual results, and differences between assumed facts or bases can be material, depending on the circumstances. Where, in any forward-looking statement, Fujifilm or its management expresses an expectation or belief as to future results, there can be no guaranty or assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "forecast," "project," "believe," "expect," "estimate," "anticipate," and similar expressions may identify forward-looking statements.

Taking into account the foregoing, the following are identified as important factors, risks, or uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Fujifilm: competitive factors, including without limitation pricing, the implementation of Fujifilm's product strategies, and economic trends in important markets worldwide.

Fujifilm assumes no obligation to update its forward-looking statements or to advise of any changes in the assumptions and factors on which they are based.

Ten-Year Summary

Fuji Photo Film Co., Ltd. and Subsidiaries

	2002	2001	2000	1999	1998
	Year ended March 31 (Millions of yen, except per share figures)				
Results for the year:					
Revenue:					
Domestic	**¥1,355,192**	¥ 656,059	¥ 635,588	¥ 618,719	¥ 636,755
Overseas	**1,045,952**	727,310	713,253	768,307	694,861
Total	**¥2,401,144**	¥1,383,369	¥1,348,841	¥1,387,026	¥1,331,616
Cost of sales	**1,401,211**	803,460	774,757	779,985	735,953
Operating expenses:					
Selling, general and administrative	**684,370**	351,033	344,424	356,967	338,920
Research and development	**146,881**	79,144	81,725	84,740	81,043
Operating income	**168,682**	149,732	147,935	165,334	175,700
Interest and dividend income	**11,950**	8,180	6,975	11,298	10,479
Interest expense	**(11,649)**	(11,093)	(9,957)	(11,994)	(11,524)
Income before income taxes	**159,549**	199,661	137,405	138,591	162,756
Income before minority interests and equity in net earnings of affiliated companies	**88,696**	113,126	74,763	69,169	78,044
Net income	**81,331**	117,900	84,895	74,709	91,280
Capital expenditure	**¥ 155,525**	¥ 118,786	¥ 91,313	¥ 115,536	¥ 112,800
Depreciation	**121,777**	82,063	82,770	83,377	77,818
Net cash provided by operating activities	**246,789**	140,068	212,306	157,159	147,000
Per share of common stock *(¥)*:					
Net income *(Note 2)*	**¥ 158.05**	¥ 229.11	¥ 164.97	¥ 145.17	¥ 177.38
Cash dividends *(Note 3)*	**25.00**	22.50	22.50	22.50	22.50
Shareholders' equity *(Note 4)*	**¥ 3,300.45**	¥ 3,157.55	¥ 3,060.68	¥ 2,893.82	¥ 2,842.91
Stock price at year-end	**4,170**	4,640	4,520	4,480	4,960
PER (Price-to-Earnings Ratio)	**26.38**	20.25	27.40	30.86	27.96
PBR (Price-to-Book Value Ratio)	**1.26**	1.47	1.48	1.55	1.74
Year-end financial position:					
Total assets	**¥2,946,362**	¥2,830,313	¥2,235,812	¥2,165,695	¥2,173,989
Long-term debt	**137,446**	81,246	20,897	47,363	53,113
Total shareholders' equity	**1,698,063**	1,624,856	1,575,065	1,489,194	1,463,014
Average number of shares outstanding (in thousands)	**514,583**	514,603	514,612	514,615	514,610
Number of employees	**72,569**	70,722	37,151	37,551	36,580

See notes on page 27.

	Year ended March 31		Period ended March 31, 1995	Year ended October 20		Year ended March 31
	1997	1996	*(Note 1)*	1994	1993	**2002**
	(Millions of yen, except per share figures)					(Thousands of U.S. dollars) *(Note 5)*
	¥ 645,559	¥ 609,521	¥ 267,004	¥ 632,409	¥ 634,301	**$10,189,414**
	567,406	439,075	185,035	397,403	413,953	**7,864,300**
	¥1,212,965	¥1,048,596	¥ 452,039	¥1,029,812	¥1,048,254	**$18,053,714**
	681,030	595,553	258,449	577,612	589,492	**10,535,421**
	291,315	246,409	110,606	243,449	241,662	**5,145,639**
	75,924	73,194	33,659	73,903	76,751	**1,104,368**
	164,696	133,440	49,325	134,848	140,349	**1,268,286**
	10,247	13,989	9,242	21,002	24,475	**89,850**
	(11,705)	(11,573)	(6,149)	(10,681)	(18,162)	**(87,586)**
	161,693	132,599	50,278	135,809	135,074	**1,199,617**
	76,205	65,613	23,599	61,285	59,406	**666,887**
	85,349	72,870	27,277	63,771	60,916	**611,511**
	¥ 97,315	¥ 75,393	¥ 27,405	¥ 46,498	¥ 72,926	**$ 1,169,361**
	73,761	68,547	35,974	79,380	90,398	**915,617**
	151,736	147,636	61,982	151,107	137,615	**1,855,556**
	¥ 165.85	¥ 141.60	¥ 53.00	¥ 123.92	¥ 118.41	**$ 1.19**
	22.00	21.00	9.00	19.00	18.00	**0.19**
	¥ 2,684.52	¥ 2,540.93	¥ 2,368.94	¥ 2,245.51	¥ 2,145.00	**$ 24.8**
	4,070	3,060	2,060	2,300	2,530	**31.4**
	24.54	21.61	38.86	18.56	21.37	
	1.52	1.20	0.87	1.02	1.18	
	¥2,038,382	¥1,942,509	¥1,815,347	¥1,714,559	¥1,644,220	**$22,153,098**
	47,036	63,919	65,270	61,497	39,554	**1,033,429**
	1,381,458	1,307,594	1,219,102	1,155,577	1,103,851	**12,767,391**
	514,607	514,616	514,619	514,626	514,445	
	33,154	29,903	27,565	26,555	25,074	

Notes:
1. Figures for 1995 represent operations for the five-month and 11-day transitional period ended March 31, 1995.
2. The computation of net income per share is based on the average number of shares outstanding during each period, appropriately adjusted for free share distributions.
3. Cash dividends per share represent the amount declared per share for the respective period.
4. The computation of shareholders' equity per share is based on the number of shares outstanding at the end of each period, appropriately adjusted for free share distributions.
5. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥133=US$1, the exchange rate prevailing on March 31, 2002.
6. The Emerging Issues Task Force ("EITF") has issued guidance regarding the income statement classification of sales incentives. Effective April 1, 2001, Fujifilm and its subsidiaries adopted the applicable provisions of the EITF Issues. Consolidated financial statements for the prior years have been reclassified to conform with the income statement presentation in the current year.
7. At the end of March 2001, Fujifilm acquired an additional 25% of the outstanding shares of Fuji Xerox, bringing its total shareholding to 75%. As a result, Fuji Xerox became a consolidated subsidiary of Fujifilm. In the financial statements for the Fujifilm Group for the year ended March 31, 2001, the balance sheet of the Fuji Xerox Group was consolidated and the results of operations for the year then ended were accounted for by the equity method, with an ownership interest of 50% as in prior years. From the year ended March 31, 2002, the results of operations of the Fuji Xerox Group were consolidated in the income statements.

Consolidated Balance Sheets

Fuji Photo Film Co., Ltd. and Subsidiaries

Assets	March 31 2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 3)*
Current assets:			
Cash and cash equivalents *(Note 4)*	**¥ 381,901**	¥ 466,266	**$ 2,871,436**
Marketable securities *(Note 5)*	**16,369**	11,019	**123,075**
Notes and accounts receivable *(Note 6)*:			
Trade and finance	**508,962**	476,754	**3,826,782**
Affiliated companies	**39,489**	42,185	**296,910**
Allowance for doubtful receivables	**(17,952)**	(13,147)	**(134,977)**
Inventories *(Note 7)*	**358,503**	354,321	**2,695,511**
Deferred income taxes *(Note 11)*	**70,778**	56,079	**532,166**
Prepaid expenses and other	**31,196**	26,337	**234,556**
Total current assets	**1,389,246**	1,419,814	**10,445,459**
Investments and long-term receivables:			
Investments in and advances to affiliated companies *(Note 8)*	**40,080**	42,169	**301,353**
Investment securities *(Note 5)*	**306,256**	245,975	**2,302,677**
Long-term finance and other receivables *(Note 6)*	**99,778**	101,404	**750,210**
Allowance for doubtful receivables	**(3,158)**	(1,825)	**(23,744)**
	442,956	387,723	**3,330,496**
Property, plant and equipment *(Note 9)*:			
Land	**73,714**	70,140	**554,241**
Buildings	**522,760**	485,574	**3,930,526**
Machinery and equipment	**1,522,562**	1,400,075	**11,447,835**
Construction in progress	**33,315**	33,605	**250,489**
	2,152,351	1,989,394	**16,183,091**
Less accumulated depreciation	**(1,425,474)**	(1,307,501)	**(10,717,850)**
	726,877	681,893	**5,465,241**
Other assets:			
Goodwill, net	**191,294**	182,721	**1,438,301**
Other intangible assets, net *(Note 10)*	**57,423**	61,015	**431,752**
Deferred income taxes *(Note 11)*	**66,260**	31,916	**498,195**
Other	**72,306**	65,231	**543,654**
	387,283	340,883	**2,911,902**
Total assets	**¥2,946,362**	¥2,830,313	**$22,153,098**

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	March 31 2002	March 31 2001	2002
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 3)*
Current liabilities:			
Short-term debt *(Note 9)*	**¥ 187,254**	¥ 251,402	**$ 1,407,925**
Notes and accounts payable:			
Trade	**236,016**	262,361	**1,774,556**
Construction	**36,209**	39,455	**272,248**
Affiliated companies	**10,235**	10,980	**76,955**
Accrued income taxes *(Note 11)*	**32,064**	51,464	**241,083**
Accrued liabilities	**166,391**	141,812	**1,251,060**
Other current liabilities *(Note 11)*	**52,628**	50,381	**395,699**
Total current liabilities	**720,797**	807,855	**5,419,526**
Long-term debt *(Notes 9 and 16)*	**137,446**	81,246	**1,033,429**
Accrued pension and severance costs *(Note 10)*	**190,155**	130,957	**1,429,737**
Deferred income taxes *(Note 11)*	**18,282**	17,683	**137,459**
Customers' guarantee deposits and other *(Note 8)*	**51,153**	47,181	**384,609**
Minority interests in subsidiaries	**130,466**	120,535	**980,947**
Commitments and contingent liabilities *(Notes 14 and 15)*			
Shareholders' equity *(Note 12)*:			
Common stock, without par value:			
Authorized: 800,000,000 shares			
Issued: 514,625,728 shares	**40,363**	40,363	**303,481**
Additional paid-in capital	**68,135**	68,135	**512,293**
Retained earnings	**1,618,270**	1,549,803	**12,167,444**
Accumulated other comprehensive income (loss) *(Note 13)*	**(28,133)**	(33,289)	**(211,526)**
Treasury stock, at cost (130,643 shares in 2002; 32,256 shares in 2001)	**(572)**	(156)	**(4,301)**
Total shareholders' equity	**1,698,063**	1,624,856	**12,767,391**
Total liabilities and shareholders' equity	**¥2,946,362**	¥2,830,313	**$22,153,098**

Consolidated Statements of Income

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2002	2001	2000	**2002**
		(Millions of yen)		(Thousands of U.S. dollars) *(Note 3)*
Revenue:				
Sales	**¥2,053,481**	¥1,383,369	¥1,348,841	**$15,439,707**
Rentals	**347,663**	—	—	**2,614,007**
	2,401,144	1,383,369	1,348,841	**18,053,714**
Cost of sales:				
Sales	**1,268,521**	803,460	774,757	**9,537,752**
Rentals	**132,690**	—	—	**997,669**
	1,401,211	803,460	774,757	**10,535,421**
Gross profit	**999,933**	579,909	574,084	**7,518,293**
Operating expenses:				
Selling, general and administrative	**684,370**	351,033	344,424	**5,145,639**
Research and development	**146,881**	79,144	81,725	**1,104,368**
Operating income	**168,682**	149,732	147,935	**1,268,286**
Other income (expenses):				
Interest and dividend income	**11,950**	8,180	6,975	**89,850**
Interest expense	**(11,649)**	(11,093)	(9,957)	**(87,586)**
Exchange gains (losses), net	**8,131**	5,177	(1,987)	**61,135**
Gain on contribution of securities to employee retirement benefit trusts *(Note 5)*	**—**	56,131	—	**—**
Other, net	**(17,565)**	(8,466)	(5,561)	**(132,068)**
	(9,133)	49,929	(10,530)	**(68,669)**
Income before income taxes	**159,549**	199,661	137,405	**1,199,617**
Income taxes *(Note 11)*:				
Current	**79,299**	75,189	58,363	**596,233**
Deferred	**(8,446)**	11,346	4,279	**(63,503)**
	70,853	86,535	62,642	**532,730**
Income before minority interests and equity in net earnings of affiliated companies	**88,696**	113,126	74,763	**666,887**
Minority interests	**(10,597)**	(2,328)	(2,097)	**(79,677)**
Equity in net earnings of affiliated companies	**3,232**	7,102	12,229	**24,301**
Net income	**¥ 81,331**	¥ 117,900	¥ 84,895	**$ 611,511**
		(Yen)		(U.S. dollars) *(Note 3)*
Amounts per share of common stock:				
Net income	**¥ 158.05**	¥ 229.11	¥ 164.97	**$ 1.19**
Cash dividends declared	**25.00**	22.50	22.50	**0.19**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Fuji Photo Film Co., Ltd. and Subsidiaries

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders' equity
	(Millions of yen)					
Balance at March 31, 1999	¥ 40,363	¥ 68,135	¥ 1,370,164	¥ 10,595	¥ (63)	¥ 1,489,194
Comprehensive income:						
Net income	—	—	84,895	—	—	84,895
Net increase in unrealized gains on securities	—	—	—	35,877	—	35,877
Foreign currency translation adjustments	—	—	—	(30,663)	—	(30,663)
Minimum pension liability adjustments	—	—	—	7,341	—	7,341
Net comprehensive income						97,450
Purchases of stock for treasury	—	—	—	—	2,791	2,791
Sales of stock for treasury	—	—	—	—	(2,792)	(2,792)
Cash dividends applicable to earnings of the year	—	—	(11,578)	—	—	(11,578)
Balance at March 31, 2000	40,363	68,135	1,443,481	23,150	(64)	1,575,065
Comprehensive income:						
Net income	—	—	117,900	—	—	117,900
Net decrease in unrealized gains on securities	—	—	—	(52,259)	—	(52,259)
Foreign currency translation adjustments	—	—	—	15,334	—	15,334
Minimum pension liability adjustments	—	—	—	(19,514)	—	(19,514)
Net comprehensive income						61,461
Purchases of stock for treasury	—	—	—	—	(2,369)	(2,369)
Sales of stock for treasury	—	—	—	—	2,277	2,277
Cash dividends applicable to earnings of the year	—	—	(11,578)	—	—	(11,578)
Balance at March 31, 2001	40,363	68,135	1,549,803	(33,289)	(156)	1,624,856
Comprehensive income:						
Net income	—	—	**81,331**	—	—	**81,331**
Net decrease in unrealized gains on securities	—	—	—	**(12,649)**	—	**(12,649)**
Foreign currency translation adjustments	—	—	—	**51,020**	—	**51,020**
Minimum pension liability adjustments	—	—	—	**(33,227)**	—	**(33,227)**
Net increase in unrealized gains on derivatives qualifying as hedges	—	—	—	**12**	—	**12**
Net comprehensive income						**86,487**
Purchases of stock for treasury	—	—	—	—	**(2,123)**	**(2,123)**
Sales of stock for treasury	—	—	—	—	**1,707**	**1,707**
Cash dividends applicable to earnings of the year	—	—	**(12,864)**	—	—	**(12,864)**
Balance at March 31, 2002	**¥ 40,363**	**¥ 68,135**	**¥ 1,618,270**	**¥ (28,133)**	**¥ (572)**	**¥ 1,698,063**
	(Thousands of U.S. dollars) *(Note 3)*					
Balance at March 31, 2001	$303,481	$512,293	$11,652,655	$(250,293)	$ (1,173)	$12,216,963
Comprehensive income:						
Net income	—	—	**611,511**	—	—	**611,511**
Net decrease in unrealized gains on securities	—	—	—	**(95,105)**	—	**(95,105)**
Foreign currency translation adjustments	—	—	—	**383,609**	—	**383,609**
Minimum pension liability adjustments	—	—	—	**(249,827)**	—	**(249,827)**
Net increase in unrealized gains on derivatives qualifying as hedges	—	—	—	**90**	—	**90**
Net comprehensive income						**650,278**
Purchases of stock for treasury	—	—	—	—	**(15,962)**	**(15,962)**
Sales of stock for treasury	—	—	—	—	**12,834**	**12,834**
Cash dividends applicable to earnings of the year	—	—	**(96,722)**	—	—	**(96,722)**
Balance at March 31, 2002	**$303,481**	**$512,293**	**$12,167,444**	**$(211,526)**	**$ (4,301)**	**$12,767,391**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2002	2001	2000	**2002**
	(Millions of yen)			(Thousands of U.S. dollars) *(Note 3)*
Operating activities				
Net income	**¥ 81,331**	¥117,900	¥ 84,895	**$ 611,511**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**189,146**	99,241	102,990	**1,422,150**
Gain on contribution of securities to employee retirement benefit trusts	**—**	(56,131)	—	**—**
Deferred income taxes	**(8,446)**	11,346	4,279	**(63,503)**
Minority interests	**10,597**	2,328	2,097	**79,677**
Equity in net earnings of affiliated companies, less dividends	**(2,637)**	(2,853)	(7,980)	**(19,827)**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**5,630**	(12,872)	(11,383)	**42,331**
Inventories	**24,087**	(25,125)	(8,805)	**181,105**
Notes and accounts payable—trade	**(45,316)**	(17,702)	30,024	**(340,722)**
Accrued income taxes	**(20,502)**	14,495	10,127	**(154,150)**
Other	**12,899**	9,441	6,062	**96,984**
Net cash provided by operating activities	**246,789**	140,068	212,306	**1,855,556**
Investing activities				
Payments for purchases of property, plant and equipment	**(158,815)**	(107,268)	(90,145)	**(1,194,097)**
Proceeds from sales and maturities of marketable and investment securities	**34,234**	84,746	29,983	**257,398**
Payments for purchases of marketable and investment securities	**(116,104)**	(93,039)	(38,371)	**(872,962)**
(Increase) decrease in investments in and advances to affiliated companies	**(314)**	1,537	1,763	**(2,361)**
Payments for acquisitions of businesses, net of cash acquired	**(26,750)**	(121,838)	—	**(201,128)**
Other	**(26,999)**	(23,930)	(11,122)	**(203,000)**
Net cash used in investing activities	**(294,748)**	(259,792)	(107,892)	**(2,216,150)**
Financing activities				
Proceeds from long-term debt	**82,383**	18,512	5,279	**619,421**
Repayments of long-term debt	**(36,199)**	(21,061)	(12,533)	**(272,173)**
Decrease in short-term debt	**(78,024)**	(60,497)	(6,036)	**(586,646)**
Purchases of stock for treasury, net	**(416)**	(92)	(1)	**(3,128)**
Cash dividends paid	**(12,222)**	(11,578)	(11,578)	**(91,895)**
Net cash used in financing activities	**(44,478)**	(74,716)	(24,869)	**(334,421)**
Effect of exchange rate changes on cash and cash equivalents	**8,072**	3,925	(5,371)	**60,692**
Net (decrease) increase in cash and cash equivalents	**(84,365)**	(190,515)	74,174	**(634,323)**
Cash and cash equivalents at beginning of year	**466,266**	656,781	582,607	**3,505,759**
Cash and cash equivalents at end of year	**¥381,901**	¥466,266	¥656,781	**$2,871,436**
Supplemental disclosures of cash flow information				
Cash paid for:				
Interest	**¥ 11,283**	¥ 10,694	¥ 10,910	**$ 84,835**
Income taxes	**98,764**	55,619	46,840	**742,586**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Fuji Photo Film Co., Ltd. and Subsidiaries March 31, 2002

1. Nature of operations

Fuji Photo Film Co., Ltd. (the "Company") is a multinational manufacturer of photographic products, with an involvement in imaging, information and document solutions. The Company and its subsidiaries operate throughout the world generating approximately 44% of its worldwide revenue outside Japan, predominantly in North America and Europe. The Company's principal manufacturing operations are located in Japan, the United States of America, Brazil, Germany, the Netherlands, Singapore and China.

2. Summary of significant accounting policies

The Company and its domestic subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan. The Company's foreign subsidiaries maintain their records and prepare their financial statements in conformity with the conventions of their countries of domicile. Certain reclassifications and adjustments have been incorporated in the consolidated financial statements to conform them to accounting principles generally accepted in the United States of America. These adjustments have not been recorded in the Company's statutory books of account.

Significant accounting policies, after reflecting the adjustments referred to above, are summarized as follows:

Principles of consolidation and accounting for investments in affiliated companies

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

The Company's investments in affiliated companies (20% to 50% owned companies), in which the ability to exercise significant influence exists, are accounted for by the equity method. Consolidated net income includes the Company's equity in the current net earnings or losses of such companies after the elimination of unrealized intercompany profits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translations

The Company's foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities are translated into the reporting currency using exchange rates in effect at the balance sheet date and income and expenses are translated using average exchange rates prevailing during the year. Adjustments resulting from this translation process are accumulated in other comprehensive income (loss), a separate component of shareholders' equity.

Assets and liabilities denominated in currencies other than the functional currency are remeasured in the functional currency using exchange rates in effect at the respective balance sheet dates with the resulting gains or losses included in operations.

Cash equivalents

The Company considers all highly liquid investments which are readily convertible into cash and have original maturities of three months or less to be cash equivalents.

Marketable securities and investment securities

The Company has designated their marketable securities and investment securities as available-for-sale, which are carried at their fair value with changes in unrealized gains or losses reported in other comprehensive income (loss), net of applicable taxes. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in "Other, net" in other income (expenses). The cost of securities sold is based on the average cost method. Dividends on available-for-sale securities are included in "Interest and dividend income" in other income (expenses).

Inventories

Inventories are valued at the lower of cost or market with cost being determined principally by the moving-average method.

Property, plant and equipment and depreciation

Property, plant and equipment is carried at cost, less accumulated depreciation computed primarily by the declining-balance method and, for certain foreign subsidiaries, by the straight-line method. Estimated useful lives for buildings are primarily 15 to 50 years and for machinery and equipment are 2 to 15 years.

Machinery and equipment includes machines rented to customers under operating leases with a cost and accumulated depreciation of ¥85,661 million ($644,068 thousand) and ¥58,157 million ($437,271 thousand) as of March 31, 2002 and ¥84,214 million and ¥50,778 million as of March 31, 2001, respectively.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired, and other intangible assets principally consist of costs allocated to long-term product supply and photofinishing services agreements. Goodwill and other intangible assets are amortized on a straight-line basis over the estimated period of benefit, the underlying contractual period, or a maximum of 20 years, except for any goodwill and any indefinite lived intangible assets that were acquired in a business combination completed after June 30, 2001, which have not been amortized. Accumulated amortization of goodwill and other intangible assets amounted to ¥21,727 million ($163,361 thousand) and ¥39,562 million ($297,459 thousand) at March 31, 2002 and ¥17,139 million and ¥24,906 million at March 31, 2001, respectively.

Impairment of long-lived assets

The Company reviews long-lived assets including goodwill and other intangible assets for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a writedown is required. If this evaluation indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the products or services have been provided to customers, the sales price is fixed or determinable, and collectibility is reasonably assured.

The above conditions are generally met when products are delivered to customers for product sales, services are performed or at the inception of leases for revenue from sales-type leases. Associated interest income on sales-type leases is recognized using the effective interest method with the allocation based on the net investment in outstanding leases. Rentals from operating leases are recognized as earned over the respective lease terms.

Sales incentives

The Emerging Issues Task Force ("EITF") has issued guidance (EITF Nos. 00-14, 00-22 and 00-25) on sales incentives. The guidance defines the accounting for and the income statement classification of these expenses.

Effective April 1, 2001, the Company adopted the provisions of the EITF Issues on sales incentives applicable to the Company, which resulted in reducing both revenue and selling, general and administrative expenses by ¥66,390 million ($499,173), ¥57,020 million and ¥52,950 million for the years ended March 31, 2002, 2001 and 2000, respectively, with no effect on net income.

Shipping and handling costs

Shipping and handling costs of ¥48,371 million ($363,692 thousand), ¥35,890 million and ¥36,037 million for the years ended March 31, 2002, 2001 and 2000, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to ¥51,923 million ($390,398 thousand), ¥44,692 million and ¥40,191 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Income taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Derivative financial instruments

As of April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments. As a result of adoption of SFAS No. 133 and its amendments, the Company recognizes all derivative financial instruments, such as interest rate swaps, cross currency interest rate swaps, forward foreign exchange contracts and currency swaps, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in the fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Changes in the fair values of derivatives that are not designated or qualified as hedges are reported in income. The adoption of SFAS No. 133 was not significant to the operating results and financial position of the Company.

Prior to April 1, 2001, the Company also used derivative financial instruments for hedging purposes. For interest rate swaps and cross currency interest rate swaps, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in interest expense. Unrealized gains or losses on cross currency interest rate swap contracts were not recognized in income. For forward foreign exchange contracts hedging existing assets and liabilities denominated in foreign currencies, the changes in the value of these contracts were offset by the foreign exchange gains or losses of the underlying assets or liabilities being hedged. The discounts or premiums on the instruments were amortized over the lives of the contracts using the straight-line method.

Net income per share

The amounts per share of net income are based on the weighted average number of shares of common stock outstanding during the year.

Reclassifications

Certain reclassifications of prior years' consolidated financial statements and related footnote amounts have been made to conform with the presentation in the current year.

New accounting standards

The Company has adopted SFAS No. 141, "Business Combinations," and will adopt SFAS No. 142, "Goodwill and Other Intangible Assets," on April 1, 2002, except for goodwill and other intangible assets acquired on or after July 1, 2001, for which the new rules have been applied since July 1, 2001. Under the new rules, goodwill and other indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. As a result of the adoption of SFAS No. 142, the Company's amortization expense will be decreased by ¥10,739 million ($80,744 thousand) for the year ending March 31, 2003. However, the Company is currently assessing the financial impact of the impairment of goodwill and other intangible assets.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The management of the Company does not expect a material effect on the Company's financial position and results of operations.

3. U.S. dollar amounts

Solely for the convenience of the reader and as a matter of arithmetical computation only, the 2002 amounts in the consolidated financial statements have been translated from Japanese yen into U.S. dollars at the rate of ¥133=U.S.$1.00, the exchange rate prevailing on March 31, 2002. The translation should not be construed as a representation that Japanese yen could be converted into U.S. dollars at this or any other rate.

4. Cash and cash equivalents

Cash and cash equivalents at March 31, 2002 and 2001 consisted of the following:

	2002	2001	**2002**
	(Millions of yen)		(Thousands of U.S. dollars)
Cash	**¥115,909**	¥ 95,884	**$ 871,496**
Time deposits	**262,438**	275,722	**1,973,218**
Short-term investments	**351**	11,107	**2,639**
Certificates of deposit purchased under resale agreements	**3,203**	83,553	**24,083**
	¥381,901	¥466,266	**$2,871,436**

5. Investments in debt and equity securities

The cost, gross unrealized gains, gross unrealized losses and estimated fair value of the available-for-sale securities by major security type at March 31, 2002 and 2001 are summarized as follows:

	2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Corporate debt securities	**¥ 16,352**	**¥ 1**	**¥ 286**	**¥ 16,067**
Other debt securities	**300**	**2**	**—**	**302**
	¥ 16,652	**¥ 3**	**¥ 286**	**¥ 16,369**
Investment securities:				
Government securities	**¥ 2,631**	**¥ 25**	**¥ —**	**¥ 2,656**
Corporate debt securities	**212,828**	**834**	**4,015**	**209,647**
Equity securities	**36,559**	**25,142**	**8,816**	**52,885**
	¥252,018	**¥26,001**	**¥12,831**	**¥265,188**

	2001			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Corporate debt securities	¥ 11,043	¥ 2	¥ 26	¥ 11,019
Investment securities:				
Government securities	¥ 66	¥ 9	¥ —	¥ 75
Corporate debt securities	149,740	700	2,976	147,464
Equity securities	35,220	41,194	3,452	72,962
	¥185,026	¥41,903	¥6,428	¥220,501

	2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Thousands of U.S. dollars)			
Marketable securities:				
Corporate debt securities	**$ 122,947**	**$ 7**	**$ 2,150**	**$ 120,804**
Other debt securities	**2,256**	**15**	**—**	**2,271**
	$ 125,203	**$ 22**	**$ 2,150**	**$ 123,075**
Investment securities:				
Government securities	**$ 19,782**	**$ 188**	**$ —**	**$ 19,970**
Corporate debt securities	**1,600,210**	**6,271**	**30,188**	**1,576,293**
Equity securities	**274,880**	**189,037**	**66,285**	**397,632**
	$1,894,872	**$195,496**	**$96,473**	**$1,993,895**

The difference between the amounts disclosed above for investment securities and the amounts on the balance sheet is due to certain non-listed equity securities which are carried at cost but are reduced to net realizable value for other-than-temporary declines in market value.

Gross realized losses of available-for-sale securities, which include the gross unrealized losses considered as other-than-temporary, for the year ended March 31, 2002 were ¥7,631 million ($57,376 thousand), and were immaterial for the years ended March 31, 2001 and 2000. Proceeds from and gross realized gains on sales of available-for-sale securities for each of the three years ended March 31, 2002 were insignificant, except for the contributions of certain equity securities to employee retirement benefit trusts, which were made in the year ended March 31, 2001, as explained in the following paragraphs. Realized gains and losses and declines in value considered other-than-temporary are included in the consolidated statements of income in the line titled "Other, net" in other income (expenses).

During the year ended March 31, 2001, the Company and a subsidiary contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to employee retirement benefit trusts, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥57,656 million. Upon contribution of these available-for-sale securities, the net unrealized gain of ¥56,131 million was realized and was disclosed as "Gain on contribution of securities to employee retirement benefit trusts" in the consolidated statements of income.

During the year ended March 31, 2002, the Company recognized a nonmonetary gain of ¥9,018 million ($67,805 thousand) from the exchange of its investments in certain banks for the marketable equity securities of the newly merged bank or new bank holding company and established a new cost basis for the securities of such newly merged bank or new bank holding company.

Net unrealized holding gains on available-for-sale securities, net of the related taxes, decreased by ¥12,649 million ($95,105 thousand) and ¥52,259 million for the years ended March 31, 2002 and 2001, respectively, and increased by ¥35,877 million for the year ended March 31, 2000.

The cost and estimated fair value of debt securities at March 31, 2002, by contractual maturity, are shown below. The expected maturities based on contract terms may differ from the actual maturities because the issuers of the debt securities may have the right to prepay the obligations without penalties.

	Cost	Estimated fair value	Cost	Estimated fair value
	(Millions of yen)		(Thousands of U.S. dollars)	
Due in one year or less	**¥ 16,652**	**¥ 16,369**	**$ 125,203**	**$ 123,075**
Due after one year through five years	**200,082**	**198,333**	**1,504,376**	**1,491,225**
Due after five years through ten years	**15,377**	**13,970**	**115,616**	**105,038**
	¥232,111	**¥228,672**	**$1,745,195**	**$1,719,338**

6. Finance receivables

Finance receivables represent receivables recorded on sales-type leases resulting from the marketing of the Company's business machines. The current portion of finance receivables and amounts due after one year are included in notes and accounts receivable—trade and finance and long-term finance and other receivables, respectively. These receivables generally mature over two to six years. The components of finance receivables as of March 31, 2002 and 2001 are as follows:

	2002	2001	**2002**
	(Millions of yen)		(Thousands of U.S. dollars)
Gross receivables	**¥99,555**	¥91,601	**$748,534**
Unearned income	**(15,608)**	(14,487)	**(117,353)**
Unguaranteed residual amounts	**47**	433	**353**
Allowance for doubtful receivable	**(3,232)**	(2,196)	**(24,301)**
Finance receivable, net	**¥80,762**	¥75,351	**$607,233**

The future minimum lease payments to be received under sales-type leases as of March 31, 2002 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2003	¥35,960	$270,376
2004	26,101	196,248
2005	19,708	148,181
2006	12,331	92,714
2007	4,885	36,729
2008 and thereafter	570	4,286
Total future minimum lease payments	¥99,555	$748,534

7. Inventories

Inventories at March 31, 2002 and 2001 consisted of the following:

	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Finished goods	**¥222,523**	¥218,507	**$1,673,105**
Work in process	**65,714**	67,399	**494,090**
Raw materials and supplies	**70,266**	68,415	**528,316**
	¥358,503	¥354,321	**$2,695,511**

8. Investments in affiliated companies

Investments in affiliated companies accounted for by the equity method amounted to ¥37,932 million ($285,203 thousand) and ¥39,901 million at March 31, 2002 and 2001, respectively (see Note 17, "Acquisitions"). The combined financial position and results of operations of the Company's affiliates at March 31, 2002 and 2001 accounted for by the equity method are summarized as follows:

	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Current assets	**¥157,989**	¥158,408	**$1,187,887**
Noncurrent assets	**86,982**	82,253	**654,000**
Total assets	**¥244,971**	¥240,661	**$1,841,887**
Current liabilities	**¥115,026**	¥123,870	**$ 864,857**
Long-term liabilities	**46,319**	40,361	**348,263**
Shareholders' equity	**83,626**	76,430	**628,767**
Total liabilities and shareholders' equity	**¥244,971**	¥240,661	**$1,841,887**

	2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue	**¥319,011**	¥1,166,807	¥1,186,814	**$2,398,579**
Net income	**6,158**	15,793	23,230	**46,301**

Transactions with affiliated companies for the years ended March 31, 2002, 2001 and 2000 are summarized as follows:

	2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue	**¥108,801**	¥125,950	¥137,029	**$818,053**
Purchases	**30,680**	40,433	34,509	**230,677**
Dividends received	**351**	4,249	4,249	**2,639**

Customers' guarantee deposits received from affiliated companies amounted to ¥17,597 million ($132,308 thousand) and ¥17,288 million at March 31, 2002 and 2001, respectively.

9. Short-term and long-term debt

Short-term debt includes export bills payable, notes payable, commercial paper, medium-term notes and the current portion of long-term debt. The weighted-average interest rates per annum on short-term debt outstanding at March 31, 2002 and 2001 were 2.65% and 2.93%, respectively. Short-term debt is principally unsecured.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Loans from banks due 2003 to 2018, with interest rates ranging from 0.11% to 8.75% per annum:			
Secured	**¥ 3,536**	¥ 3,652	**$ 26,586**
Unsecured	**72,263**	52,774	**543,331**
Medium-term notes due 2003 to 2017, payable in Japanese yen, with fixed and floating interest rates ranging from 0.05% to 3.00%	**34,430**	43,339	**258,872**
Unsecured bonds:			
0.6200% yen bonds, due 2007	**3,000**	—	**22,556**
0.6475% yen bonds, due 2007	**7,500**	—	**56,391**
1.6300% yen bonds, due 2008	**5,000**	5,000	**37,594**
1.0075% yen bonds, due 2009	**6,100**	—	**45,865**
1.0050% yen bonds, due 2009	**2,000**	—	**15,038**
1.9900% yen bonds, due 2011	**10,000**	10,000	**75,188**
1.7000% yen bonds, due 2012	**3,224**	—	**24,241**
1.5175% yen bonds, due 2012	**3,000**	—	**22,556**
Other	**4,565**	2,590	**34,323**
	154,618	117,355	**1,162,541**
Portion due within one year	**(17,172)**	(36,109)	**(129,112)**
	¥137,446	¥ 81,246	**$1,033,429**

Certain medium-term notes have call options that may be exercised at the respective interest payment date.

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2003	¥ 17,172	$ 129,112
2004	16,753	125,963
2005	7,552	56,782
2006	16,298	122,541
2007	23,685	178,083
2008 and thereafter	73,158	550,060
	¥154,618	$1,162,541

At March 31, 2002, certain loans were secured by machinery and equipment with a net book value of ¥3,525 million ($26,504 thousand).

10. Pension and severance plans

Employees of the Company and its domestic subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or pension payments as described below, determined by reference to their current basic rate of pay, length of service and the conditions under which termination occurs.

The Company and certain of its domestic subsidiaries have non-contributory defined benefit pension plans funded through a trust bank and insurance companies. The funding policy is to make actuarially determined contributions to provide the plans with sufficient assets to meet future benefit payment requirements. Effective January 1, 2001, the Company made certain amendments to the plans, which resulted in a decrease in its benefit obligation of ¥6,356 million.

The Company and certain of its domestic subsidiaries also have defined benefit pension plans covering substantially all of their employees. The pension plan consists of two portions: a governmental welfare contributory plan (which would otherwise be provided by the Japanese government) and an additional non-contributory defined benefit plan. The pension benefits are determined based on years of service and compensation as stipulated in the pension plan's regulations. This plan is funded in conformity with the requirements of the Welfare Pension Insurance Law of Japan. During the years ended March 31, 2002 and 2001, the Company and certain domestic subsidiaries made certain amendments to the plans, which resulted in a decrease in the benefit obligation of ¥14,726 million ($110,722 thousand) and ¥6,576 million, respectively.

Most foreign subsidiaries have various retirement plans, primarily defined contribution plans, covering substantially all of their employees. The funding policy for such defined contribution plans is to contribute annually an amount equal to a certain percentage of the participant's annual salary.

The aggregate charges to income for severance indemnities and costs for the Company's defined benefit and defined contribution plans amounted to ¥45,181 million ($339,707 thousand), ¥20,671 million and ¥21,784 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Components of net periodic benefit cost for the years ended March 31, 2002, 2001 and 2000, and reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the consolidated balance sheets of the non-contributory and contributory defined benefit pension plans at March 31, 2002 and 2001 are outlined as follows:

	2002	2001	2000	**2002**
	(Millions of yen)			(Thousands of U.S. dollars)
Components of net periodic benefit cost:				
Service cost	**¥31,547**	¥13,542	¥12,340	**$237,195**
Interest cost	**23,519**	11,049	12,912	**176,835**
Expected return on plan assets	**(19,029)**	(7,532)	(7,832)	**(143,075)**
Recognized net actuarial loss	**5,869**	3,150	2,403	**44,128**
Amortization of prior service cost (credit)	**(1,137)**	(1,385)	32	**(8,549)**
Amortization of unrecognized net transition obligation	**2,586**	482	490	**19,443**
Net periodic benefit cost	**¥43,355**	¥19,306	¥20,345	**$325,977**

	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Changes in benefit obligation:			
Benefit obligation at beginning of year	**¥ 773,919**	¥ 367,724	**$ 5,818,940**
Service cost	**31,547**	13,542	**237,195**
Interest cost	**23,519**	11,049	**176,835**
Plan participants' contributions	**3,700**	1,461	**27,820**
Plan amendments	**(14,726)**	(12,932)	**(110,722)**
Actuarial loss	**66,259**	6,153	**498,188**
Acquisition	**5,165**	397,160	**38,834**
Benefits paid	**(15,822)**	(10,094)	**(118,962)**
Foreign currency translation	**1,697**	(144)	**12,759**
Benefit obligation at end of year	**875,258**	773,919	**6,580,887**
Changes in plan assets:			
Fair value of plan assets at beginning of year	**535,486**	238,634	**4,026,211**
Actual return (loss) on plan assets	**(29,294)**	(18,564)	**(220,256)**
Acquisition	**4,356**	246,296	**32,752**
Employers' contributions	**41,127**	77,195	**309,226**
Plan participants' contributions	**3,700**	1,461	**27,820**
Benefits paid	**(12,719)**	(9,396)	**(95,632)**
Foreign currency translation	**1,414**	(140)	**10,631**
Fair value of plan assets at end of year	**544,070**	535,486	**4,090,752**
Funded status	**(331,188)**	(238,433)	**(2,490,135)**
Unrecognized net actuarial loss	**286,419**	177,600	**2,153,526**
Unrecognized prior service credit	**(38,332)**	(24,753)	**(288,211)**
Unrecognized net transition obligation	**4,019**	6,605	**30,218**
Net amount recognized	**¥ (79,082)**	¥ (78,981)	**$ (594,602)**
Amounts recognized in the consolidated balance sheets consist of:			
Accrued pension and severance costs	**¥(190,155)**	¥(130,957)	**$(1,429,737)**
Additional minimum liability adjustments:			
Intangible assets	**3,068**	4,338	**23,068**
Deferred tax assets—noncurrent	**45,363**	20,007	**341,075**
Accumulated other comprehensive loss, net of tax	**62,642**	27,631	**470,992**
Net amount recognized	**¥ (79,082)**	¥ (78,981)	**$ (594,602)**

The weighted-average assumptions used in accounting for the plans at March 31, 2002 and 2001 are as follows:

	2002	2001
Discount rate	**2.50%**	3.00%
Long-term rate of salary increases	**2.50%**	2.50%
Expected long-term rate of return on plan assets	**3.47%**	3.47%

The increase in "Actuarial loss" for 2002, in the above table, resulted primarily from the decrease in the discount rate to 2.50%.

11. Income taxes

Income taxes applicable to the Company and its domestic subsidiaries comprise corporation, inhabitants' and enterprise taxes which, in the aggregate, result in a statutory tax rate of approximately 42%.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2002, 2001 and 2000 differ from the statutory tax rate due to the following reasons:

	2002	2001	2000
Statutory tax rates	**42.0%**	42.0%	42.0%
Increase (decrease) in income taxes resulting from:			
Expenses not deductible for tax purposes	**4.5**	1.4	3.1
Lower effective tax rates of other countries	**(0.9)**	(0.9)	(1.7)
Deferred tax liabilities on undistributed earnings	**1.3**	1.1	3.4
Other	**(2.5)**	(0.3)	(1.2)
Effective tax rates	**44.4%**	43.3%	45.6%

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2001 were as follows:

	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Inventories—intercompany profits and write-downs	**¥ 35,401**	¥ 30,568	**$ 266,173**
Depreciation	**12,542**	11,032	**94,301**
Accrued expenses	**23,556**	16,232	**177,113**
Accrued pension and severance costs	**21,298**	18,804	**160,135**
Minimum pension liability adjustments	**45,363**	20,007	**341,075**
Accrued enterprise tax	**2,592**	4,222	**19,489**
Tax loss carryforwards	**3,513**	3,045	**26,413**
Other	**23,227**	19,690	**174,639**
	167,492	123,600	**1,259,338**
Less valuation allowance	**(5,956)**	(3,185)	**(44,782)**
Total deferred tax assets	**161,536**	120,415	**1,214,556**
Deferred tax liabilities:			
Depreciation	**14,411**	13,336	**108,353**
Taxes on undistributed earnings	**10,720**	7,546	**80,601**
Unrealized gain on available-for-sale securities	**5,416**	14,889	**40,722**
Intangible assets	**7,350**	8,400	**55,263**
Other	**5,724**	6,428	**43,038**
Total deferred tax liabilities	**43,621**	50,599	**327,977**
Net deferred tax assets (liabilities)	**¥117,915**	¥ 69,816	**$ 886,579**

The valuation allowance relates primarily to the deferred tax assets of certain subsidiaries that have net operating loss carryforwards for tax purposes. The valuation allowances increased by ¥2,771 million ($20,835 thousand) and decreased by ¥924 million and ¥348 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Deferred tax assets and liabilities at March 31, 2002 and 2001 are included in the consolidated balance sheets as follows:

	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income taxes (current assets)	**¥ 70,778**	¥56,079	**$532,166**
Deferred income taxes (other assets)	**66,260**	31,916	**498,195**
Other current liabilities	**(841)**	(496)	**(6,323)**
Deferred income taxes (non-current liabilities)	**(18,282)**	(17,683)	**(137,459)**
Net deferred tax assets (liabilities)	**¥117,915**	¥69,816	**$886,579**

At March 31, 2002, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥10,674 million ($80,256 thousand), of which ¥8,416 million ($63,278 thousand) will be carried forward indefinitely and ¥2,258 million ($16,978 thousand) will expire through 2007. These net operating loss carryforwards are available to offset future taxable income of the subsidiaries.

12. Shareholders' equity

On October 1, 2001, an amendment ("Amendment") to the Commercial Code of Japan ("Code") became effective. The Amendment eliminates the stated par value of the Company's outstanding shares, which results in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that share issuances after September 30, 2001 will be of shares with no par value. Before the Amendment, the Company's shares had a par value of ¥50 per share.

The Code provides that an amount equal to at least 10% of the amount to be disbursed as a distribution of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The Code also provides to the extent that if the sum of additional paid-in capital account and the legal reserve account exceeds 25% of the common stock account, then the amount of the excess (if any) is available for appropriation by resolution of the shareholders.

Retained earnings available for dividends under the Code are based on the amount presented in the Company's non-consolidated financial statements, which are prepared in accordance with accounting principles and practices generally accepted in Japan. Under the Code, the amount of retained earnings available for dividends as of March 31, 2002 amounted to ¥1,323,786 million ($9,953,278 thousand), which included the Company's legal reserve of ¥10,091 million ($75,872 thousand).

The appropriation of retained earnings for the year ended March 31, 2002, which has been reflected in the consolidated financial statements, will be proposed for approval in accordance with the Code at the general shareholders' meeting to be held on June 27, 2002, and will subsequently be recorded in the Company's statutory books of account.

13. Other comprehensive income (loss)

Accumulated other comprehensive income (loss) as reflected in the consolidated balance sheets at March 31, 2002 and 2001 is summarized as follows:

	2002	2001	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Unrealized gains on securities	**¥ 2,083**	¥ 14,732	**$ 15,662**
Foreign currency translation adjustments	**27,623**	(23,397)	**207,692**
Minimum pension liability adjustments	**(57,851)**	(24,624)	**(434,970)**
Unrealized gain on derivatives qualifying as hedges	**12**	—	**90**
	¥(28,133)	¥(33,289)	**$(211,526)**

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
		(Millions of yen)	
2002			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	**¥ (20,528)**	**¥ 8,718**	**¥(11,810)**
Less: reclassification adjustment for gains realized in net income	**(1,447)**	**608**	**(839)**
Net decrease in unrealized gains	**(21,975)**	**9,326**	**(12,649)**
Foreign currency translation adjustments	**52,239**	**(1,219)**	**51,020**
Minimum pension liability adjustments	**(58,583)**	**25,356**	**(33,227)**
Unrealized gains on derivatives qualifying as hedges:			
Increase in unrealized gains on derivatives	**1,529**	**(642)**	**887**
Less: reclassification adjustment for gains realized in net income	**(1,508)**	**633**	**(875)**
Net increase in unrealized gains	**21**	**(9)**	**12**
	¥ (28,298)	**¥33,454**	**¥ 5,156**
2001			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	¥ (34,847)	¥14,703	¥(20,144)
Less: reclassification adjustment for gains realized in net income	(55,371)	23,256	(32,115)
Net decrease in unrealized gains	(90,218)	37,959	(52,259)
Foreign currency translation adjustments	15,662	(328)	15,334
Minimum pension liability adjustments	(35,820)	16,306	(19,514)
	¥(110,376)	¥53,937	¥(56,439)
2000			
Unrealized gains on securities:			
Increase in unrealized gains on securities	¥ 60,894	¥(25,628)	¥ 35,266
Less: reclassification adjustment for loss realized in net income	1,054	(443)	611
Net increase in unrealized gains	61,948	(26,071)	35,877
Foreign currency translation adjustments	(31,857)	1,194	(30,663)
Minimum pension liability adjustments	10,846	(3,505)	7,341
	¥ 40,937	¥(28,382)	¥ 12,555

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
		(Thousands of U.S. dollars)	
2002			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	**$(154,346)**	**$ 65,549**	**$ (88,797)**
Less: reclassification adjustment for gains realized in net income	**(10,879)**	**4,571**	**(6,308)**
Net decrease in unrealized gains	**(165,225)**	**70,120**	**(95,105)**
Foreign currency translation adjustments	**392,774**	**(9,165)**	**383,609**
Minimum pension liability adjustments	**(440,474)**	**190,647**	**(249,827)**
Unrealized gains on derivatives qualifying as hedges:			
Increase in unrealized gains on derivatives	**11,496**	**(4,827)**	**6,669**
Less: reclassification adjustment for gains realized in net income	**(11,338)**	**4,759**	**(6,579)**
Net increase in unrealized gains	**158**	**(68)**	**90**
	$(212,767)	**$251,534**	**$ 38,767**

14. Lease commitments

The Company and its subsidiaries lease office space, warehouses, offices and laboratory equipment as well as certain residential facilities for employees.

The future minimum lease payments required under operating leases which, at March 31, 2002, had initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2003	¥14,124	$106,195
2004	10,989	82,624
2005	7,795	58,609
2006	5,314	39,955
2007	3,110	23,384
2008 and thereafter	9,445	71,015
Total future minimum lease payments	¥50,777	$381,782

Rental expenses under operating leases for the years ended March 31, 2002, 2001 and 2000 were ¥56,498 million ($424,797 thousand), ¥24,369 million and ¥23,286 million, respectively.

15. Commitments and contingent liabilities

Commitments outstanding at March 31, 2002 principally for the construction and purchase of property, plant and equipment amounted to ¥10,721 million ($80,609 thousand).

Contingent liabilities at March 31, 2002 principally for guarantees of indebtedness of others amounted to ¥72,927 million ($548,323 thousand).

Due to the nature of its business, the Company is subject to various threatened or filed legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon the advice of counsel, does not expect the final outcome of any threatened or filed suits to have a material adverse effect on its financial position, operating results and cash flows.

16. Financial instruments

The Company operates internationally and is exposed to market risks arising from fluctuations in foreign currencies and interest rates. The Company and certain of its subsidiaries utilize derivative financial instruments solely to reduce these risks. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair value hedging strategy

Certain subsidiaries of the Company have entered into cross currency interest rate swaps for interest rate exposure and/or foreign currency exchange rate exposure management purposes. The cross currency interest rate swaps utilized by certain subsidiaries of the Company effectively modify their exposure to interest rate risk and/or foreign currency exchange rate risk associated with the underlying debt obligation by converting the underlying debt amounts in exchange for floating rate interest payments over the life of the agreements. The notional amount of the swaps is ¥15,762 million ($118,511 thousand) as of March 31, 2002. Changes in the fair value of these derivatives are reported in the consolidated statements of income in "Other, net" in other income (expenses). During the year ended March 31, 2002, the ineffective portion of its fair value hedges and the portion of hedging instruments which were excluded from the assessment of hedge effectiveness have been immaterial to the financial position and operating results of the Company.

Cash flow hedging strategy

Certain subsidiaries of the Company have entered into forward currency exchange contracts to protect against the increase or decrease in value of forecasted intercompany purchases or export sales denominated in foreign currencies over the next year (maximum length of time is through September 2002). When the yen weakens significantly against foreign currencies (primarily the U.S. dollar), the increase in the value of future foreign currency costs or revenues is offset by gains or losses in the value of the forward exchange contract designated as a hedge. Conversely, when the yen strengthens, the increases or decreases in the value of future foreign currency cash flow is offset by gains or losses in the value of the forward contracts.

In addition, certain subsidiaries of the Company also entered into a currency swap and cross currency interest rate swaps that effectively convert a portion of the underlying debt amounts to a fixed interest rate and to the functional currencies of the subsidiaries for the next three years (maximum length of time is through April 2004), thus reducing the impact of foreign currency exchange rate and interest rate changes on future income. The forecasted cash flows associated with approximately ¥12,756 million ($95,910 thousand) of the subsidiaries' outstanding debt were designated as the hedged items to a currency swap and cross currency interest rate swaps at March 31, 2002.

Changes in the fair value of those derivative instruments designated and qualifying as cash flow hedges of variability of cash flows are reported in other comprehensive income, net of applicable taxes. These amounts are reclassified into earnings in the same period and same line item as the hedged items that affect earnings. The amount which was reclassified from accumulated other comprehensive income to other income (expenses), net of related tax effect, was a net gain of ¥875 million ($6,579 thousand) for the year ended March 31, 2002. The amount of gains or losses on derivatives or portions thereof that were either ineffective as hedges or excluded from the assessment of hedge effectiveness were immaterial to the financial position or operating results of the Company.

As of March 31, 2002, the Company expects to reclassify ¥107 million ($805 thousand) of net gains on derivatives from accumulated other comprehensive income to earnings during the next 12 months, due to actual export sales and import purchases and the payment of the underlying debt.

Derivatives not designated as hedges

Derivatives not designated as hedges include certain interest rate swaps, cross currency interest rate swaps and forward currency exchange contracts which have been entered into by the Company and certain of its subsidiaries. Although these derivatives are effective as hedges from an economic perspective, the Company did not designate these contracts as hedges as required in order to apply hedge accounting. As a result, the Company reported the changes in the fair value of these derivatives in the statement of income in "Other, net" in other income (expenses).

Derivatives prior to the adoption of SFAS No.133 as amended

Prior to April 1, 2001, the Company and certain of its subsidiaries entered into various interest rate swaps, cross currency interest rate swaps and forward foreign exchange contracts for hedging purposes. As of March 31, 2001, the notional amounts and the fair values (unrecognized gains) of the derivative instruments related to debt, which certain of the Company's subsidiaries entered into, were ¥78,851 million and ¥2,627 million, respectively. As of March 31, 2001, the notional amounts of the derivative instruments to hedge existing assets and liabilities denominated in foreign currencies were ¥50,382 million and substantially all these derivatives have maturities of less than six months. The notional amounts of forward foreign exchange contracts entered into hedge firm sale or purchase commitments denominated in foreign currencies and the related hedging gains or losses deferred were insignificant at March 31, 2001.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, investments, trade accounts receivable and derivatives.

The Company maintains cash and cash equivalents and short- and long-term investments with various financial institutions. These financial institutions are located throughout Japan and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Concentration of credit risk associated with trade receivables is limited due to the Company's large customer base, maintenance of customers' guarantee deposits and the Company's performance of ongoing credit evaluations. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential losses.

The Company is exposed to credit risk in the event of nonperformance by counterparties to derivative instruments. The Company limits this exposure by acquiring such derivative instruments from counterparties with high credit ratings.

Fair value of financial instruments

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. Although management uses its best judgment in estimating the fair value of such instruments, the methodologies and assumptions for the estimate of fair value are inherently subjective. Consequently, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The following methodologies and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents, Notes and accounts receivable, Short-term debt, Notes and accounts payable: The carrying amounts in the consolidated balance sheets approximate fair value because of the short maturity of these instruments.

Marketable securities, Investment securities: The fair value of current and noncurrent marketable securities is estimated based on quoted market prices. The fair value of nonmarketable debt securities with variable rates approximates their carrying amounts.

Long-term receivables and other receivables, except for receivables related to lease contracts, Customers' guarantee deposits: The carrying amounts approximate fair value because they are variable rate instruments.

Long-term debt: The fair value of long-term debt is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including the current portion and excluding capital lease obligations, as of March 31, 2002 and 2001 were ¥143,392 million ($1,078,135 thousand) and ¥122,119 million, respectively.

Derivative financial instruments: The fair values of forward currency exchange contracts, interest rate swaps, a currency swap and cross currency interest rate swaps are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions or obtained from brokers. As of March 31, 2002, the fair value and the carrying amounts of these derivatives assets was ¥782 million ($5,880 thousand) and those of derivative liabilities was ¥6,695 million ($50,338 thousand), respectively.

17. Acquisitions

During the year ended March 31, 2002, the Company made several acquisitions, primarily in the United States and Japan, including a graphic system and printer business. The total investment for these acquisitions amounted to approximately ¥28,528 million ($214,496 thousand) and each acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired has been recorded as goodwill. The results of operations for the acquired entities since the date of the acquisitions have been included in the Company's consolidated statements of income. The results of operations related to the entities acquired during the year ended March 31, 2002 are not significant to the Company.

On March 30, 2001, the Company purchased 25% of the outstanding shares in Fuji Xerox Co., Ltd. ("Fuji Xerox") for ¥160,000 million. Fuji Xerox originated as a Japanese joint venture owned by the Company and Xerox Limited of the United Kingdom. The principal business of Fuji Xerox is the manufacture and sale of office automation equipment, such as copiers and low-end laser printers, collectively referred to as the Document Service Business.

As a result of the acquisition of the additional shares, the Company's ownership interest increased to 75%, and Fuji Xerox became a consolidated subsidiary of the Company. The acquisition of the additional interest in Fuji Xerox was accounted for as a purchase. The acquisition cost was allocated to the percentage of the fair value of the assets and liabilities acquired. The excess of the acquisition cost over the fair value of the net assets acquired of ¥85,756 million was recognized as goodwill. Goodwill resulting from this acquisition is being amortized on a straight-line basis over a 20-year period.

Prior to the acquisition, the Company owned a 50% interest in Fuji Xerox and accounted for the investment using the equity method. The following unaudited consolidated pro forma information is intended to present the Company's consolidated results of operations for the years ended March 31, 2001 and 2000 as though the acquisition of the additional interest in Fuji Xerox was made as of April 1, 1999. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition of Fuji Xerox been effected on the date indicated.

Unaudited	2001	2000
	(Millions of yen)	
Revenue	¥2,279,174	¥2,231,416
Net income	116,497	85,926
	(Yen)	
Net income per share of common stock	¥226.38	¥166.97

18. Segment information

Operating segments

In 2002, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has three operating segments. The Company's operating segments were determined based upon common technology and manufacturing processes as well as distribution processes and the type of customers, and they reflect how management reviews the businesses and operating results and makes decisions about strategic investments and the allocation of resources. "Imaging Solutions" manufactures, develops and markets color films, conventional cameras, digital cameras, lab equipment, color paper and chemicals and provides photofinishing services, primarily to consumer customers. "Information Solutions" manufactures, develops, markets and services system devices for graphic arts, medical imaging and information systems as well as liquid crystal display materials and recording media, primarily to commercial enterprises. "Document Solutions" manufactures, develops, markets and services office copiers, printers, facsimiles and consumables for document services, primarily to commercial enterprises.

Document Solutions represents the business of Fuji Xerox. As mentioned in Note 17, "Acquisitions," Fuji Xerox became a consolidated subsidiary on March 30, 2001. Prior to the acquisition, the Company owned a 50% interest in Fuji Xerox and accounted for the investment in Fuji Xerox using the equity method. Equity earnings in Fuji Xerox for the years ended March 31, 2001 and 2000 were ¥5,727 million and ¥10,463 million, respectively.

Revenue	Year ended March 31 2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Imaging Solutions:				
External customers	**¥ 784,627**	¥ 743,323	¥ 715,322	**$ 5,899,451**
Intersegment	**378**	—	—	**2,842**
Total	**785,005**	743,323	715,322	**5,902,293**
Information Solutions:				
External customers	**685,334**	640,046	633,519	**5,152,887**
Intersegment	**3,403**	—	—	**25,587**
Total	**688,737**	640,046	633,519	**5,178,474**
Document Solutions:				
External customers	**931,183**	—	—	**7,001,376**
Intersegment	**11,647**	—	—	**87,571**
Total	**942,830**	—	—	**7,088,947**
Eliminations	**(15,428)**	—	—	**(116,000)**
Consolidated total	**¥2,401,144**	¥1,383,369	¥1,348,841	**$18,053,714**

Segment profit or loss	Year ended March 31 2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Operating income:				
Imaging Solutions	**¥ 48,792**	¥ 65,133	¥ 64,632	**$ 366,857**
Information Solutions	**82,523**	84,599	83,303	**620,473**
Document Solutions	**37,353**	—	—	**280,850**
Total	**168,668**	149,732	147,935	**1,268,180**
Eliminations	**14**	—	—	**106**
Consolidated operating income	**168,682**	149,732	147,935	**1,268,286**
Other income (expenses), net	**(9,133)**	49,929	(10,530)	**(68,669)**
Consolidated income before income taxes	**¥159,549**	¥199,661	¥137,405	**$1,199,617**

Assets	March 31 2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Total assets:				
Imaging Solutions	**¥ 803,349**	¥ 760,001	¥ 691,012	**$ 6,040,218**
Information Solutions	**696,214**	612,268	586,015	**5,234,692**
Document Solutions	**938,850**	915,667	142,753	**7,059,022**
Total	**2,438,413**	2,287,936	1,419,780	**18,333,932**
Eliminations	**(14,601)**	(18,971)	(55,338)	**(109,782)**
Corporate assets	**522,550**	561,348	871,370	**3,928,948**
Consolidated total	**¥2,946,362**	¥2,830,313	¥2,235,812	**$22,153,098**

Other significant items	Year ended March 31 2002	2001	2000	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Depreciation and amortization:				
Imaging Solutions	**¥ 71,967**	¥ 58,542	¥ 64,035	**$ 541,105**
Information Solutions	**42,418**	40,699	38,955	**318,932**
Document Solutions	**74,761**	–	–	**562,113**
Consolidated total	**¥189,146**	¥ 99,241	¥102,990	**$1,422,150**
Capital expenditures for segment assets:				
Imaging Solutions	**¥ 59,907**	¥ 75,450	¥ 49,946	**$ 450,428**
Information Solutions	**61,609**	43,336	41,367	**463,226**
Document Solutions	**34,009**	–	–	**255,707**
Consolidated total	**¥155,525**	¥118,786	¥ 91,313	**$1,169,361**

Transfers between operating segments are made at arm's length prices. Corporate assets consist primarily of cash and cash equivalents, marketable and investment securities maintained for general corporate purposes. The capital expenditures in the above table represent the purchase of fixed assets of each segment.

Geographic information

Revenues, which are attributed to geographic areas based on the country of the Company or subsidiary that transacted the sale with the external customer, and operating income for the years ended March 31, 2002, 2001 and 2000 and long-lived assets at March 31, 2002, 2001 and 2000 were as follows.

Although the geographic information of operating income is not required under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirement of the Japanese Securities and Exchange Law.

	Year ended March 31			
	2002	2001	2000	**2002**
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Japan				
External customers	**¥1,578,445**	¥ 787,003	¥ 766,397	**$11,868,007**
Intersegment	**264,002**	231,148	201,507	**1,984,977**
Total	**1,842,447**	1,018,151	967,904	**13,852,984**
The Americas				
External customers	**446,429**	369,983	353,068	**3,356,609**
Intersegment	**6,266**	3,597	5,687	**47,113**
Total	**452,695**	373,580	358,755	**3,403,722**
Europe				
External customers	**235,897**	207,764	217,310	**1,773,662**
Intersegment	**11,550**	15,683	16,004	**86,842**
Total	**247,447**	223,447	233,314	**1,860,504**
Asia and others				
External customers	**140,373**	18,619	12,066	**1,055,436**
Intersegment	**73,903**	22,521	15,892	**555,662**
Total	**214,276**	41,140	27,958	**1,611,098**
Elimination	**(355,721)**	(272,949)	(239,090)	**(2,674,594)**
Consolidated total	**¥2,401,144**	¥1,383,369	¥1,348,841	**$18,053,714**
Operating income:				
Japan	**¥ 140,424**	¥ 122,468	¥ 112,396	**$ 1,055,820**
The Americas	**18,546**	17,612	18,709	**139,444**
Europe	**7,400**	12,965	14,514	**55,639**
Asia and others	**2,465**	2,021	1,285	**18,533**
Eliminations	**(153)**	(5,334)	1,031	**(1,150)**
Consolidated total	**¥ 168,682**	¥ 149,732	¥ 147,935	**$ 1,268,286**

	March 31			
	2002	2001	2000	**2002**
	(Millions of yen)			(Thousands of U.S. dollars)
Long-lived assets:				
Japan	**¥490,192**	¥475,158	¥289,570	**$3,685,654**
The Americas	**142,136**	123,061	102,270	**1,068,692**
Europe	**61,374**	55,073	54,881	**461,459**
Asia and others	**33,175**	28,601	6,926	**249,436**
Consolidated total	**¥726,877**	¥681,893	¥453,647	**$5,465,241**

Transfers between geographic areas are made at arm's-length prices.

Primarily all of the revenue and long-lived assets of the Americas segment are those for the United States of America.

Revenue to external customers, which are attributed to geographic areas based on the location of the customers for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Year ended March 31			
	2002	2001	2000	**2002**
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue:				
Japan	**¥1,355,192**	¥ 656,059	¥ 635,588	**$10,189,414**
The Americas	**517,135**	384,746	369,527	**3,888,233**
Europe	**282,820**	233,091	241,438	**2,126,466**
Asia and others	**245,997**	109,473	102,288	**1,849,601**
Total	**¥2,401,144**	¥1,383,369	¥1,348,841	**$18,053,714**

Major customers and other

No single customer of the Company accounted for more than 10% of consolidated revenue for each of the three years in the period ended March 31, 2002.

Document Solutions sold certain copier and other equipment to a minority shareholder and also purchased certain equipment from a minority shareholder, which amounted to ¥54,822 million ($412,195 thousand) and ¥17,356 million ($130,496 thousand), respectively, for the year ended March 31, 2002. In conjunction with a license agreement and other arrangements between Document Solutions and a minority shareholder, certain expenses of ¥14,716 million ($110,647 thousand), which primarily related to royalty and research expenses, were incurred and certain expenses of ¥3,465 million ($26,053 million), which primarily related to research expenses, were reimbursed for the year ended March 31, 2002.

Report of Independent Auditors

ERNST & YOUNG

Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277

The Board of Directors
Fuji Photo Film Co., Ltd.

We have audited the accompanying consolidated balance sheets of Fuji Photo Film Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Fuji Photo Film U.S.A., Inc. or the financial statements of Fuji Photo Film, Inc., wholly-owned subsidiaries. Such statements, in the aggregate, reflect total assets constituting 12% and 10% of the consolidated totals at March 31, 2002 and 2001, respectively, and net sales constituting 14%, 20% and 19% of the consolidated totals for the years ended March 31, 2002, 2001 and 2000, respectively. We also did not audit the consolidated balance sheet of Fuji Xerox Co., Ltd., which until March 30, 2001 was a 50%-owned company accounted for using the equity method of accounting, at March 31, 2001 or its consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years ended March 31, 2001 and 2000. The consolidated balance sheet of Fuji Xerox Co., Ltd. reflects total assets constituting 29% of the consolidated totals at March 31, 2001. The equity in net income of Fuji Xerox Co., Ltd. represented 5% and 12% of the consolidated net income for the years ended March 31, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for Fuji Photo Film U.S.A., Inc., Fuji Photo Film, Inc. and Fuji Xerox Co., Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our report dated May 2, 2001, we expressed an opinion that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Fuji Photo Film Co., Ltd. and subsidiaries at March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America, except for the omission of segment information. As described in Note 18, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accordingly, our present opinion on the prior years' consolidated financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuji Photo Film Co., Ltd. and subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

We have also reviewed the translation of the 2002 consolidated financial statements into U.S. dollars on the basis described in Note 3. In our opinion, such U.S. dollar amounts have been translated on such basis.

April 29, 2002

Ernst + Young

Board of Directors, Operating Executives, and Corporate Auditors

(As of June 27, 2002)

Board of Directors



Minoru Ohnishi
Chairman and Chief Executive Officer, Representative Director



Masayuki Muneyuki
Vice Chairman, Representative Director



Shigetaka Komori
President, Representative Director



Tasuku Imai
Senior Executive Vice President, Representative Director



Yasuo Tanaka
Senior Executive Vice President, Representative Director



Kotaro Aso
Director



Nobuyuki Hayashi
Director



Takashi Matsushima
Director



Akikazu Mikawa
Director



Yoshiharu Ohgaki
Director



Goro Uehara
Director



Shigenori Moriuchi
Director

Operating Executives

President
Shigetaka Komori

Senior Executive Vice Presidents
Tasuku Imai
Yasuo Tanaka

Executive Vice Presidents
Kotaro Aso
Nobuyuki Hayashi
Takashi Matsushima
Akikazu Mikawa

Senior Vice Presidents
Yoshiharu Ohgaki
Goro Uehara
Shigenori Moriuchi
Junichi Matsuyama
Yousuke Uchida
Hirokuni Watanabe
Tatsurou Kitaoka
Keigo Shioya

Corporate Vice Presidents
Takeshi Tanaka
Norihiko Kato
Hirofumi Yanagida
Hidenobu Fukunaga
Hisatoyo Kato
Nobuaki Miyasaka
Tadashi Sasaki
Hiroshi Hara
Shinpei Ikenoue
Kohtaro Nakamura
Yoshiteru Sata

Corporate Auditors

Yoshihiro Akaishi
Toshio Takahashi
Kenichi Kamiya
Akiro Kojima

Global Network

Principal Overseas Subsidiaries

NORTH AMERICA

Canada

Fuji Photo Film Canada Inc.
600 Suffolk Court, Mississauga,
Ontario, L5R 4G4, Canada

Fuji Graphic Systems Canada Inc.
6425 Airport Road, Mississauga,
Ontario, L4V 1E4, Canada

U.S.A.

Fuji Photo Film U.S.A., Inc.
555 Taxter Road, Elmsford, NY 10523, U.S.A.

Fuji Photo Film Hawaii, Inc.
1650 Kalakaua Avenue, Honolulu, HI 96826, U.S.A.

FUJIFILM Medical Systems U.S.A., Inc.
419 West Avenue, Stamford, CT 06902, U.S.A.

Fuji Photo Film, Inc.
211 Pucketts Ferry Road, Greenwood, SC 29649, U.S.A.

FUJIFILM Microdisks U.S.A., Inc.
45 Crosby Drive, Bedford, MA 01730, U.S.A.

Fuji Hunt Photographic Chemicals, Inc.
40 Boroline Road, Allendale,
New Jersey 07401, U.S.A.

SOUTH AMERICA

Brazil

Fuji Photo Film do Brasil Ltda.
Avenida Vereador José Diniz 3400, Campo Belo,
São Paulo-SP, Brazil CEP-04604-901

EUROPE

Belgium

FUJIFILM Medical Systems Benelux N.V.
Europark-Noord 25, 9100 Sint-Niklaas, Belgium

Fuji Hunt Photographic Chemicals, N.V.
Europark-Noord 21-22, 9100 Sint-Niklaas, Belgium

France

FUJIFILM France S.A.S.
Parc d'Activités du Pas-du-Lac-2, Avenue Franklin,
78186 St. Quentin-En-Yvelines Cedex, France

Fuji Graphic Systems France S.A.S.
Parc d'activités Gustave Eiffel, 13 Avenue Gutenberg
BP 20 - Bussy Saint-Georges,
77607 Marne La Vallée Cedex 03, France

Germany

Fuji Photo Film (Europe) GmbH
Heesenstrasse 31, 40549 Düsseldorf, Germany

Fuji Magnetics GmbH
Fujistrasse 1, 47533 Kleve, Germany

The Netherlands

Fuji Photo Film B.V.
Industrieterrein Vossenberg, Oudenstaart 1,
5047 TK Tilburg, The Netherlands

Spain

FUJIFILM España, S.A.
Aragon, 180, 08011-Barcelona, Spain

U.K.

Fuji Photo Film (U.K.) Ltd.
Fujifilm House, 125 Finchley Road, Swiss Cottage,
London NW3 6HY, U.K.

FUJIFILM Electronic Imaging Ltd.
Fujifilm House, Boundary Way,
Hemel Hempstead, Herts HP2 7RH, U.K.

ASIA

Malaysia

Fuji Photo Film (Malaysia) Sdn. Bhd.
Letter Box 3, 3rd Floor, Office Block 1, Crystal Plaza,
Lot 4, Jalan 51A/223, 46100 Petaling Jaya, Selangor
Darul Ehsan, Malaysia

PRC

Fuji Photo Film (China) Investment Co., Ltd.
No. 011, 31st Floor, HSBC Tower, 101 Yin Cheng East Road,
Pu Dong New Area, Shanghai, PRC

FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
138 Chang Jiang Road, New District, Suzhou, Jiangsu, PRC

Singapore

Fuji Photo Film (Singapore) Pte Ltd
10 New Industrial Road, Fujifilm Building,
Singapore 536201

Fuji Hunt Photographic Chemicals, Pte. Ltd.
15 Tuas Avenue 7, Singapore 639270

Thailand

Fuji Photo Film (Thailand) Ltd.
S.P. Building, 8th Floor, 388 Phaholyothin Road,
Samsennai, Phayathai, Bangkok 10400, Thailand

Principal Overseas Offices

Fuji Photo Film Co., Ltd., Sydney Office
c/o Hanimex Pty Limited, 114 Old Pittwater Road,
Brookvale N.S.W. 2100, Australia

Fuji Photo Film Co., Ltd., Hong Kong Office
Room 2208, Tower 6, The Gateway, Harbour City,
9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Fuji Photo Film Co., Ltd., Seoul Office
505-19, Kasan-Dong, Kunchon-Gu, Seoul,
Korea 152-020

Fuji Photo Film Co., Ltd., Manila Office
c/o YKL Development & Trading Corporation, 24 Sto.
Domingo St., Quezon City, Metro Manila, Philippines

Fuji Photo Film Co., Ltd., Beijing Office
Fortune Building, No. 817, 5, Dong Sanhuan Bei-lu,
Chaoyang District, Beijing, PRC 100004

Fuji Photo Film Co., Ltd., Taipei Office
Room 601, Hung Chong Building, No. 38, Sec. 6,
Min Chuan E. Road, Taipei 11453, Taiwan

Fuji Photo Film Co., Ltd., Dubai Office
No. 4G-14, L.O.B. No. 4, P.O. Box 17212, Jebel Ali,
Dubai, U.A.E.

Principal Consolidated Subsidiaries

(As of March 31, 2002)

JAPAN

Fuji Photo Optical Co., Ltd.
Mito Fuji Koki Co., Ltd.
Sano Fuji Koki Co., Ltd.
Okaya Fuji Koki Co., Ltd.
Fujinon Toshiba ES Systems Co., Ltd.
FUJIFILM Microdevices Co., Ltd.
FUJIFILM PHOTONIX Co., Ltd.
FUJIFILM AXIA Co., Ltd.
FUJIFILM Battery Co., Ltd.
Fuji Photo Equipment Co., Ltd.
Fuji Color Trading Co., Ltd.
Fujicolor Service Co., Ltd.
Fuji Magne-Disk Co., Ltd.
FUJIFILM ARCH Co., Ltd.
FUJIFILM Medical Co., Ltd.
FUJIFILM Medical Nishi-Nippon Co., Ltd.
Chiyoda Medical Co., Ltd.
FUJIFILM Business Supply Co., Ltd.
FUJIFILM Logistics Co., Ltd.
FUJIFILM Computer System Co., Ltd.

Fuji Xerox Co., Ltd.
Suzuka Fuji Xerox Co., Ltd.
Niigata Fuji Xerox Manufacturing Co., Ltd.
Fuji Xerox Office Supply Co., Ltd.
Fuji Xerox Distribution Co., Ltd.
Fuji Xerox Information Systems Co., Ltd.
Fuji Xerox Engineering Co., Ltd.
Fuji Xerox Careernet Co., Ltd.
Fuji Xerox System Service Co., Ltd.
Fuji Xerox Learning Institute, Inc.
Fuji Xerox General Business Co., Ltd.
Fuji Xerox Printing Systems Co., Ltd.

NORTH AMERICA

FUJIFILM America, Inc.
Fuji Photo Film, Inc.
Fuji Photo Film U.S.A., Inc.
Enovation Graphic Systems, Inc.
Fuji Photo Film Hawaii, Inc.
Fuji Hunt Photographic Chemicals, Inc.
Fujicolor Processing, Inc.
FUJIFILM Microdisks U.S.A., Inc.
FUJIFILM Medical Systems U.S.A., Inc.
Fuji Photo Film Finance U.S.A., Inc.
Fuji Photo Film Canada Inc.
Black Photo Corporation
Fuji Graphic Systems Canada Inc.

FX Global, Inc.
FX Palo Alto Laboratory, Inc.

SOUTH AMERICA

Fuji Photo Film do Brasil Ltda.

EUROPE

Fuji Photo Film B.V.
Fuji Photo Film Finance (Netherlands) B.V.
Fuji Magnetics GmbH
Fuji Photo Film (Europe) GmbH
Eurocolor Photofinishing GmbH & Co. KG
Fuji Photo Film Holdings (U.K.) Ltd.
Fuji Photo Film (U.K.) Ltd.
FUJIFILM Electronic Imaging Ltd.
Fuji Photo Film Holdings (France) S.A.S.
FUJIFILM France S.A.S.
Laboratoires FUJIFILM S.A.
Fuji Graphic Systems France S.A.S.
FUJIFILM España, S.A.
FUJIFILM Medical Systems Benelux N.V.
Fuji Hunt Photographic Chemicals, N.V.

ASIA AND OTHERS

FUJIFILM Regional Services (Singapore) Pte Ltd
Fuji Photo Film (Singapore) Pte Ltd
Fuji Hunt Photographic Chemicals, Pte. Ltd.
Fuji Photo Film (Malaysia) Sdn. Bhd.
Fuji Photo Film (China) Investment Co., Ltd.
FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
FUJIFILM Imaging Devices (Suzhou) Co., Ltd.
FUJIFILM Digital Imaging Products (Suzhou) Co., Ltd.
FUJIFILM STARLIGHT Co., Ltd.
Fuji Photo Film (Thailand) Ltd.

Fuji Xerox Asia Pacific Pte Ltd.
Fuji Xerox Australia Pty Ltd.
Fuji Xerox New Zealand Ltd.
Fuji Xerox (Singapore) Pte Ltd.
Fuji Xerox of Shenzhen Ltd.
Fuji Xerox Korea Co., Ltd.
Philippine Fuji Xerox Corporation
Thai Fuji Xerox Co., Ltd.
Fuji Xerox (China) Limited

CORPORATE INFORMATION

Fuji Photo Film Co., Ltd.
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

Date of Establishment: January 20, 1934

Capital: ¥40,363,373,192 (As of March 31, 2002)

Fiscal Year: April 1–March 31

Domestic Offices:
Sapporo, Sendai, Nagoya, Osaka,
Hiroshima, Fukuoka

Main Domestic Factories:
Ashigara, Odawara, Fujinomiya,
Yoshida-Minami

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Transfer Agent:
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

Independent Accountants:
Ernst & Young
Tokyo, Japan

Distribution of Shareholders and Shares:
(As of March 31, 2002)

	Number of shareholders	Thousands of shares
Financial institutions	256	242,785
Securities companies	45	2,432
Other corporations	644	20,537
Individuals and others	25,604	44,910
National and regional governmental organizations	0	0
Foreign corporations	833	203,962
Total	27,382	514,626

Common Share Prices
(Tokyo Stock Exchange)



(Yen)
6,000
4,800
3,600
2,400
1,200
0
1997
1998
1999
2000
2001
2002

FUJIFILM

FUJI PHOTO FILM CO., LTD.